5/14

04030171

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME LG Electronics Inc.

*CURRENT ADDRESS

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3857 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/18/04

PRICEWATERHOUSECOOPERS

RECEIVED

2004 MAY 14 A 11:50

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

LG Electronics Inc.

Non-Consolidated Financial Statements
December 31, 2003 and 2002

ARLS
12-31-03

SAMIL PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

LG Electronics Inc.

Non-Consolidated Financial Statements
December 31, 2003 and 2002

SAMIL PRICEWATERHOUSECOOPERS

LG Electronics Inc.
Index
December 31, 2003 and 2002

Page(s)

Samil PricewaterhouseCoopers
Kukje Center Building
191 Hangangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

Report of Independent Auditors

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have audited the accompanying non-consolidated balance sheets of LG Electronics Inc. (the "Company") as of December 31, 2003 and 2002, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the year ended December 31, 2003 and for the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Electronics Inc. as of December 31, 2003 and 2002, and the results of its operations, the changes in its retained earnings and its cash flows for the year ended December 31, 2003 and for the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 in conformity with accounting principles generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw your attention to following matters.

As discussed in Note 25 to the accompanying non-consolidated financial statements, for the year ended December 31, 2003 and for the nine-month period ended December 31, 2002, the Company entered into various transactions with affiliated companies, including sales amounting to ₩12,590,720 million and ₩7,360,895 million, respectively, and purchases amounting to ₩2,679,403 million and ₩2,120,313 million, respectively. As of December 31, 2003 and 2002, related receivables approximated ₩584,407 million and ₩990,556 million, respectively and payables approximated ₩319,545 million and ₩819,649 million, respectively.

As discussed in Note 15 to the accompanying non-consolidated financial statements, the Company issued foreign currency convertible bonds amounting to US$287.5 million in the Luxembourg Stock Exchange on August 11, 2003.

As discussed in Note 9 to the accompanying non-consolidated financial statements, the Company participated in the issuance of new shares of Zenith Electronics Corporation ("Zenith"), a subsidiary located in the U.S.A., amounting to US$214 million, and collected senior secured notes of and loans to Zenith amounting to ₩246,225 million.

As discussed in Note 9 to the accompanying non-consolidated financial statements, the Company invested its 27,841 shares (40.8%) of LG.Philips Displays Holding B.V. into LG Electronics Wales Ltd., a subsidiary located in the U.K., at the value of ₩500,821 million (GBP238 million).

As discussed in Note 2 to the accompanying non-consolidated financial statements, the Company has adopted the newly established Statements of Korean Financial Accounting Standards ("SKFAS") effective as of January 1, 2003. The effect of this adoption of new SKFAS was to decrease sales and cost of sales for the year ended December 31, 2003 by ₩1,244,262 million each.

As discussed in Note 33 to the accompanying non-consolidated financial statements, upon a resolution of the Board of Directors in February 2004, the Company is scheduled to acquire commercial papers (having a face value of ₩100,000 million at an annual interest rate of 7.5%, and maturing at the end of three months from the issuance date) of LG Card Co., Ltd., as part of the fulfillment of LG Card Co., Ltd.'s business normalization agreement with the creditor financial institutions.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil PricewaterhouseCoopers

Seoul, Korea
January 30, 2004

This report is effective as of January 30, 2004, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG Electronics Inc.
Non-Consolidated Balance Sheets
December 31, 2003 and 2002

(in millions of Won)		**2003**		**2002**
Assets				
Current assets				
Cash and cash equivalents (Notes 3 and 6)	₩	536,853	₩	17,176
Short-term financial instruments (Note 4)		40,732		766
Trade accounts and notes receivable, net (Notes 5, 6 and 25)		1,005,246		1,187,275
Inventories (Notes 7 and 13)		1,504,164		1,180,690
Other accounts receivable, net (Notes 5 and 6)		438,078		194,404
Prepaid expenses		40,959		67,896
Accrued income, net (Notes 5 and 6)		176,334		143,167
Advances, net (Note 5)		28,026		166,951
Derivatives transaction debit (Note 17)		654		2,110
Other current assets, net (Note 5)		1,671		2,174
Total current assets		3,772,717		2,962,609
Property, plant and equipment, net (Notes 10, 12, 13 and 26)		3,122,720		2,893,372
Long-term financial instruments (Note 4)		9,623		8,729
Long-term investment securities (Note 8)		246,712		297,601
Equity method investment securities (Note 9)		2,621,879		2,355,029
Refundable deposits (Note 6)		326,574		293,619
Long-term trade accounts receivable (Note 5)		22		123
Long-term prepaid expenses		85,425		68,878
Deferred income tax assets, net (Note 22)		249,728		237,905
Long-term loans, net (Notes 5 and 25)		5,725		42,246
Intangible assets (Notes 11 and 26)		836,301		972,467
Total assets	₩	11,277,426	₩	10,132,578

LG Electronics Inc.
Non-Consolidated Balance Sheets
December 31, 2003 and 2002

(in millions of Won)		2003		2002
Liabilities and Shareholders' Equity				
Current liabilities				
Short-term borrowings (Note 14)	₩	390,406	₩	42,393
Current maturities of long-term debt (Note 14)		989,580		703,018
Trade accounts and notes payable (Notes 6 and 25)		1,791,833		1,954,039
Other accounts payable (Note 6)		1,100,406		1,051,833
Income taxes payable (Note 22)		48,761		156,609
Dividends payable (Note 24)		34		-
Accrued expenses (Note 6)		612,456		585,433
Withholdings		30,974		45,352
Advances from customers		116,489		197,428
Derivatives transaction credit (Note 17)		9,860		534
Total current liabilities		5,090,799		4,736,639
Debentures, net of current maturities and discounts on debentures (Note 15)		2,382,431		2,143,841
Long-term debt, net of current maturities (Note 15)		22,758		4,720
Accrued severance benefits, net (Note 16)		192,739		162,960
Product warranty reserve		83,982		79,200
Other long-term liabilities		115		166
Total liabilities		7,772,824		7,127,526
Commitments and contingencies (Note 17)				
Shareholders' equity				
Capital stock (Notes 1 and 18)		783,961		783,961
Capital surplus (Note 19)		1,891,986		1,876,153
Retained earnings (Note 20)		766,097		277,716
Capital adjustments (Note 21)		62,558		67,222
Total shareholders' equity		3,504,602		3,005,052
Total liabilities and shareholders' equity	₩	11,277,426	₩	10,132,578

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.
Non-Consolidated Statements of Income
Year Ended December 31, 2003
and Nine-Month Period From April 1, 2002 (Spin-Off Date) to December 31, 2002

(in millions of Won, except per share amounts)		2003		2002
Sales (Notes 25 and 26)	₩	20,176,910	₩	13,905,098
Cost of sales (Note 25)		15,350,719		10,731,086
Gross profit		4,826,191		3,174,012
Selling and administrative expenses		3,763,998		2,512,339
Operating income		1,062,193		661,673
Non-operating income				
Interest income		40,057		35,506
Dividend income		5,395		-
Rent income		12,216		6,648
Foreign exchange gains		263,375		235,662
Gain on disposal of property, plant and equipment		5,347		1,364
Gain on disposal of intangible assets		52		60
Gain on disposal of investment securities (Note 9)		503,536		10,403
Gain on valuation of securities using the equity method (Note 9)		-		26,666
Refund of income taxes		3,069		2,493
Gain on business transfer		-		579
Gain on settlement of derivatives (Note 17)		9,049		23,222
Gain on valuation of derivatives (Note 17)		654		2,110
Reversal of allowance for doubtful accounts		119,578		6,302
Others		161,095		122,695
		1,123,423		473,710
Non-operating expenses				
Interest expense		208,600		171,567
Foreign exchange losses		286,625		167,769
Loss from transfer of trade accounts and notes receivable		96,871		72,121
Loss from disposal of property, plant and equipment		67,097		59,815
Loss from disposal of investment securities		2,616		7,448
Loss on impairment of investment securities (Note 8)		29,273		-
Loss on valuation of securities using the equity method (Note 9)		584,571		-
Loss from redemption of debentures		-		1,302
Donations (Note 29)		8,271		5,731
Additional payment of income taxes		202		6,388
Other bad debt expense		184		85,605
Loss on settlement of derivatives (Note 17)		6,022		11,506
Loss on valuation of derivatives (Note 17)		9,860		534
Others		48,624		146,484
		1,348,816		736,270
Ordinary income		836,800		399,113
Extraordinary gains		-		-
Extraordinary losses		-		-
Income before income taxes		836,800		399,113
Income tax expense (Note 22)		173,976		121,397
Net income	₩	662,824	₩	277,716
Earnings per share (in Won) (Note 23)	₩	4,229	₩	1,768
Ordinary income per share (in Won) (Note 23)	₩	4,229	₩	1,768
Diluted earnings per share (in Won) (Note 23)	₩	4,187	₩	1,768
Diluted ordinary income per share (in Won) (Note 23)	₩	4,187	₩	1,768

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.

Non-Consolidated Statements of Appropriations of Retained Earnings
Year Ended December 31, 2003
and Nine-Month Period from April 1, 2002 (Spin-Off Date) to December 31, 2002

(Dates of Appropriations: March 12, 2004 and March 14, 2003
for the year ended December 31, 2003
and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002, respectively)

(in millions of Won)	2003	2002
Retained earnings before appropriations		
Unappropriated retained earnings carried over from the prior year	₩ 15	₩ -
Effect of change in accounting principle (Note 11)	(3,271)	-
Changes in retained earnings arising from equity method accounting (Note 9)	(13,576)	-
Net income	662,824	277,716
	645,992	277,716
Transfer from voluntary reserve		
Reserve for research and manpower development	76,590	-
	722,582	277,716
Appropriations of retained earnings		
Legal reserve	19,660	15,743
Reserve for research and manpower development	506,200	76,590
Reserve for improvement of financial structure	-	27,771
Loss from disposal of treasury stock	62	166
Cash dividends (Note 24)	196,600	157,431
	722,522	277,701
Unappropriated retained earnings to be carried forward to the subsequent year	₩ 60	₩ 15

The accompanying notes are an integral part of these non-consolidated financial statements.

LG Electronics Inc.
Non-Consolidated Statements of Cash Flows
Year Ended December 31, 2003
and Nine-Month Period from April 1, 2002 (Spin-Off Date) to December 31, 2002

(in millions of Won)	2003	2002
Cash flows from operating activities		
Net income	₩ 662,824	₩ 277,716
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	617,894	447,809
Amortization of discounts on debentures	17,981	3,031
Provision for severance benefits	135,750	102,618
Loss from transfer of trade accounts and notes receivable	96,871	72,121
Bad debt expense	31,273	85,719
Loss (gain) on foreign currency translation, net	25,640	(29,283)
Gain from disposal of investment securities, net	(500,920)	(2,955)
Loss on impairment of investment securities	29,273	-
Loss from disposal of property, plant and equipment, net	61,750	58,451
Loss (gain) on valuation of securities using the equity method	584,571	(26,666)
Loss (gain) on valuation of derivatives, net	9,206	(1,576)
Gain on settlement of derivatives, net	(3,027)	(11,716)
Provision for product warranty	4,782	38,979
Others	(104,473)	(3,774)
	1,006,571	732,758
Changes in operating assets and liabilities		
Decrease (increase) in trade accounts and notes receivable	59,626	(67,074)
Increase in other accounts receivable	(213,827)	(33,711)
Increase in accrued income	(30,508)	(61,431)
Decrease (increase) in advances	139,003	(44,012)
Decrease (increase) in other current assets	21	(671)
Increase in inventories	(308,259)	(325,609)
Decrease (increase) in prepaid expenses	10,277	(19,112)
Increase in deferred income tax assets	(7,354)	(47,297)
Increase (decrease) in trade accounts and notes payable	(170,511)	394,742
Increase in other accounts payable	39,633	593,967
Increase (decrease) in accrued expenses	27,209	(585)
Increase (decrease) in withholdings	(14,385)	13,653
Increase (decrease) in advances from customers	(80,938)	57,031
Increase (decrease) in income taxes payable	(107,848)	156,609
Payment of severance benefits	(81,297)	(86,363)
Increase in severance insurance deposits	(27,341)	(36,170)
Decrease in contributions to the National Pension Fund	2,667	3,048
Others	-	(265)
	(763,832)	496,750
Net cash provided by operating activities	905,563	1,507,224

LG Electronics Inc.
Non-Consolidated Statements of Cash Flows
Year Ended December 31, 2003
and Nine-Month Period from April 1, 2002 (Spin-Off Date) to December 31, 2002

(in millions of Won)	2003	2002
Cash flows from investing activities		
Acquisition of short-term financial instruments	(39,966)	(436)
Acquisition of short-term trading securities	-	(48)
Decrease in short-term and long-term loans, net	73,214	24,398
Disposal (acquisition) of long-term financial instruments	(894)	5,374
Proceeds from disposal of investment securities	175,654	315,505
Acquisition of investment securities	(490,732)	(678,612)
Payment of refundable deposits	(32,715)	(38,041)
Proceeds from disposal of property, plant and equipment	39,630	15,917
Proceeds from disposal of intangible assets	291	3,188
Proceeds from disposal of derivatives	4,603	11,716
Acquisition of property, plant and equipment	(758,998)	(472,001)
Acquisition of intangible assets	(82,867)	(95,832)
Others	(200)	96
Net cash used in investing activities	(1,112,980)	(908,776)
Cash flows from financing activities		
Proceeds from short-term borrowings	342,024	23,694
Payment of current maturities of long-term debt	(705,460)	(1,311,748)
Proceeds from issuance of debentures	1,247,738	696,702
Proceeds from long-term debt	22,242	-
Payment of debentures	(24,347)	(41,302)
Payment of dividends	(157,396)	-
Proceeds from disposal of treasury stock	2,536	-
Acquisition of treasury stock	-	(12,514)
Early redemption of long-term debt	(243)	(45,079)
Net cash provided by (used in) financing activities	727,094	(690,247)
Net increase (decrease) in cash and cash equivalents	519,677	(91,799)
Cash and cash equivalents		
Beginning of the year (Note 32)	17,176	108,975
End of the year (Note 32)	₩ 536,853	₩ 17,176

The accompanying notes are an integral part of these non-consolidated financial statements.

1. The Company

As discussed in Note 30, LG Electronics Inc. (the "Company") was spun off from LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on April 1, 2002, to engage in the manufacture and sale of electronic, and information and communication products.

As of December 31, 2003, the Company operates manufacturing facilities in Kuro, Pyeongtaek, Chongju, Gumi, and Changwon in the Republic of Korea.

As of December 31, 2003, the Company has outstanding capital stock amounting to ₩783,961 million, including non-voting preferred stock. The Company's stock was listed on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") were listed on the London Stock Exchange in September 2002.

As of December 31, 2003, affiliated companies comprised of the LG Group, including LG Corp., and key management personnel, including the family members of such individuals, own a total of 32.1% of the Company's common stock, and financial institutions, foreign investors and others own the rest of the Company's common stock.

2. Summary of Significant Accounting Policies

The non-consolidated financial statements as of December 31, 2002 and for the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002, presented herein for comparative purposes, comply with Financial Accounting Standards of the Republic of Korea effective as of December 31, 2002, except for the early adoption of Statements of Korean Financial Accounting Standards ("SKFAS") No. 6, *Subsequent Events*. The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below.

The financial statements of the Company will be approved by the Board of Directors on February 19, 2004.

Basis of Financial Statement Presentation

The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position, results of operations, or cash flows, is not presented in the accompanying financial statements.

Accounting Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from those estimates.

Application of the Statements of Korean Financial Accounting Standards

The Korean Accounting Standards Board ("KASB") has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. SKFAS No. 1, *Accounting Changes and Corrections of Errors*, became effective for the Company on January 1, 2002, and SKFAS No. 2, *Interim Financial Reporting*, through No. 9, *Convertible Securities*, became effective for the Company on January 1, 2003. The Company has adopted these statements in its financial statements for the year ended December 31, 2003. The most significant statement for the Company is SKFAS No. 4, *Revenue Recognition*.

Spin-Off Accounting

Upon a resolution of the shareholders of LG Electronics Investment Ltd. (formerly LG Electronics Inc., now merged to LG Corp.), on December 28, 2001, the Company was spun off from LG Electronics Investment Ltd. on April 1, 2002. The significant accounting policies followed by the Company in the spin off are as follows:

- Assets and liabilities are transferred based on the book value.
- Capital adjustments, including the gain or loss on valuation of investment securities, which are directly related to assets and liabilities transferred to the Company, are also transferred to the Company.
- The difference between the Company's net assets transferred from LG Electronics Investment Ltd. and capital, after adjustments arising from capital adjustments, is credited to paid-in capital in excess of par value.

Revenue Recognition

Revenues from finished products and merchandise are recognized when most of the risks and benefits associated with the possession of goods are substantially transferred. Accordingly, sales of finished products are recognized when inspection is completed, and sales of merchandise are recognized when delivered. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Effective as of January 1, 2003, pursuant to Statements of Korean Financial Accounting Standards ("SKFAS") No. 4, *Revenue Recognition*, the Company changed its accounting method for revenue recognition related to certain sales, from recognizing revenue on a gross basis to recognizing revenue on a net basis. This change resulted in the decrease in sales and cost of sales for the year ended December 31, 2003 by ₩1,244,262 million each.

Cash and Cash Equivalents
The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Securities
The Company accounts for equity and debt securities under the provisions of Statement of Korean Financial Accounting Standards ("SKFAS") No. 8, *Securities*. This statement requires investments in equity and debt securities to be classified into three categories: trading, available-for-sale and held-to-maturity.

Securities are initially carried at cost, including incidental expenses, with cost being determined using the gross average method. Debt securities, which the Company has the intent and ability to hold to maturity, are generally carried at cost, adjusted for the amortization of discounts or premiums. Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Trading and available-for-sale securities are carried at fair value, except for non-marketable securities classified as available-for-sale securities whose fair value may not be determined, which are carried at cost. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined considering the credit ratings by independent credit rating agencies.

Unrealized valuation gains or losses on trading securities are charged to current operations, and those resulting from available-for-sale securities are charged to capital adjustments, the accumulated amount of which shall be charged to current operations when the related securities are sold, or when an impairment loss on the securities is recognized. Impairment losses are recognized in the statement of income when the recoverable amounts are less than the acquisition cost of securities or adjusted cost of debt securities after the amortization of discounts or premiums.

Investments in equity securities of companies, over which the Company exercises a significant control or influence (controlled investees), are recorded using the equity method of accounting. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

The Company discontinues the equity method of accounting for investments when the Company's share in the accumulated losses of the investees equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the investees equal its cumulative proportionate net losses not recognized during the periods when the equity method was suspended. Differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee are amortized over five years using the straight-line method, and the amortization is charged to current operations.

Unrealized profit arising from sales by the Company to equity method investees is fully eliminated. Unrealized profit arising from sales by the equity method investees to the Company or sales between equity-method investees is also eliminated considering the percentage of ownership.

Foreign currency financial statements of equity method investees are translated into Korean Won using the basic exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included in the capital adjustments account, a component of shareholders' equity.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on the aggregate estimated collectibility of the accounts.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using the weighted-average method, except for inventories in-transit which is determined using the specific identification method. If the net realizable value of the inventory is less than its cost, the carrying amount is reduced to the net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets, as described below.

	Estimated useful life (years)
Buildings	20 - 40 years
Structures	20 - 40 years
Machinery and equipment	5 - 10 years
Tools, furniture and fixtures, and vehicles	5 years

Routine maintenance and repairs are charged to current operations as incurred. Betterments and renewals which enhance the value of the assets over their most recently appraised value are capitalized.

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely, and recognizes an impairment loss when the carrying value of an asset exceeds the value of its future economic benefits. The carrying value of the impaired assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Lease Transactions
Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a term longer than 75% of the estimated economic life of the leased property, or have a present value of the minimum lease payments at the beginning of the lease term amounting to more than 90% of the fair value of the leased property, are accounted for as capital leases. Leases that do not meet these criteria are accounted for as operating leases, of which the total minimum lease payments are charged to expense over the lease period on a straight-line basis.

Research and Development Costs
Research costs are expensed as incurred. Development costs directly relating to a new technology or new products, for which the estimated future benefits are probable, are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of the commercial production of the related products. Such costs are subject to continual analysis of recoverability. In the event that such amounts are not estimated to be recoverable, they are written-down to their net realizable value.

Intangible Assets
Intangible assets are stated at acquisition cost, net of accumulated amortization. Acquisition cost is the total of the production or purchase cost and other incidental expenses. Amortization is computed using the straight-line method over the estimated useful lives, which range from five to ten years.

The Company assesses the potential impairment of intangible assets when there is evidence that events or changes in circumstances have made the recovery of an asset's carrying value to be unlikely. An impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the asset, net of amortization before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

The Company deducted the remaining balance of organization costs from retained earnings, in accordance with the newly established Statement of Korean Financial Accounting Standards ("SKFAS") No. 3, *Intangible Assets*, effective from January 1, 2003. The effect of this adoption of SKFAS No. 3 was to increase net income for the year ended December 31, 2003 and decrease retained earnings as of December 31, 2003 by ₩1,476 million and ₩1,795 million, respectively.

Borrowing Costs
Interest and other financial costs incurred on borrowings used to acquire property, plant and equipment, intangible assets and investments are all charged to expense as incurred.

Discounts (Premiums) on Debentures

Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Stock

Treasury stock are stated at cost and recorded as a capital adjustment in shareholders' equity. Gain on disposal of treasury stock is recorded as a capital surplus. Any loss on disposal of treasury stock is offset against prior gains on disposal of treasury stock included in capital surplus. The remaining loss is offset against retained earnings.

Product Warranty

The Company provides warranties against product defects for a specified period of time after the sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying non-consolidated balance sheets as a product warranty reserve.

Accrued Severance Benefits

Employees and directors with at least one year of service are entitled to receive a lump-sum severance payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees upon their retirement.

Income Taxes

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred income tax assets are recognized to the extent that it is almost certain that such deferred income tax assets will be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities.

Tax credits for investments and development of research and manpower are accounted for using the flow-through method, whereby income taxes are reduced in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to realizability as stated above, are recognized for the carry-forward amount.

Sale of Accounts and Notes Receivable
The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as a sale of the receivables, if the rights and obligations relating to the receivables are substantially transferred to the buyers. The losses from the sale of the receivables are charged to current operations as incurred.

Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date, and resulting translation gains or losses are recognized in current operations.

The exchange rate used to translate U.S. Dollar denominated monetary assets and liabilities as of December 31, 2003 and 2002 is ₩1,197.8: US$1 and ₩1,200.4: US$1, respectively.

Derivative Financial Instruments
The Company utilizes several derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure resulting from fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustments account and recorded in current operations in the period when the underlying transactions have an effect on operations.

3. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2003 and 2002 consist of the following:

(in millions of Won)	Annual interest rate (%) at December 31, 2003	2003	2002
Cash on hand	-	₩ 47	₩ 78
Checking accounts	-	2,873	914
Foreign currency checking accounts	-	24,977	7,014
Demand deposits	0.1 - 0.3	1,795	8,330
Foreign currency time deposits	0.3 - 0.7	120,161	840
Money market funds	3.5 - 4.0	127,000	-
Time deposits	3.85 - 4.35	210,000	-
Beneficiary certificates	3.1	50,000	-
		₩ 536,853	₩ 17,176

4. Financial Instruments

Short-term and long-term financial instruments as of December 31, 2003 and 2002 consist of the following:

(in millions of Won)	Annual interest rate (%) at December 31, 2003	2003	2002
Short-term financial instruments			
Installment deposits	6.5	₩ 732	₩ 766
Time deposits	3.95 - 4.0	40,000	-
		40,732	766
Long-term financial instruments			
Installment deposits	-	-	429
Other deposits	0.2 - 4.5	9,623	8,300
		9,623	8,729
		₩ 50,355	₩ 9,495

As of December 31, 2003 and 2002, long-term financial instruments amounting to ₩9,623 million and ₩8,300 million, respectively, are deposited in connection with maintaining checking accounts or research and development projects funded by the government. The withdrawal of these financial instruments is restricted.

5. Receivables

Receivables, including trade accounts and notes receivable, as of December 31, 2003 and 2002 comprise the following:

	2003				2002			
(in millions of Won)	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
Trade accounts and notes receivable (*)	₩1,090,232	₩ (82,060)	₩(2,904)	₩1,005,268	₩1,269,324	₩ (81,835)	₩ (91)	₩1,187,398
Other accounts receivable	450,366	(12,288)	-	438,078	241,688	(47,284)	-	194,404
Accrued income	176,744	(410)	-	176,334	145,814	(2,647)	-	143,167
Advances	32,534	(4,508)	-	28,026	171,517	(4,566)	-	166,951
Other current assets	1,675	(4)	-	1,671	2,184	(10)	-	2,174
Long-term loans	27,436	(21,711)	-	5,725	100,011	(57,765)	-	42,246
	₩1,778,987	₩ (120,981)	₩(2,904)	₩1,655,102	₩1,930,538	₩ (194,107)	₩ (91)	₩1,736,340

(*) Long-term trade accounts receivable are included.

6. Assets and Liabilities Denominated in Foreign Currencies

As of December 31, 2003 and 2002, monetary assets and liabilities denominated in foreign currencies, other than those disclosed in Notes 14 and 15, are as follows:

(in millions)	2003 Foreign currencies		2003 Won equivalent	2002 Foreign currencies		2002 Won equivalent
Cash and cash equivalents	USD	4	₩ 4,887	USD	2	₩ 2,589
	JPY	462	5,174	JPY	265	2,681
	EUR	6	9,093	EUR	1	1,594
	Others	-	5,823	Others	-	990
			24,977			7,854
Trade accounts receivable	USD	306	367,064	USD	427	512,160
	JPY	762	8,528	JPY	409	4,138
	EUR	17	25,538	EUR	18	22,717
	GBP	1	1,468	GBP	1	2,447
	AUD	1	518	AUD	4	2,813
	Others	-	259	Others	-	1,974
			403,375			546,249
Other accounts receivable	FRF	3	573	FRF	4	729
	USD	4	5,212	USD	34	41,412
			5,785			42,141
Accrued income	USD	119	142,787	USD	71	84,711
	Others	-	61	Others	-	148
			142,848			84,859
Refundable deposits	JPY	32	362	JPY	58	582
	USD	1	1,720	USD	2	1,920
	Others	-	410	Others	-	62
			2,492			2,564
Trade accounts payable	USD	616	737,951	USD	457	549,010
	JPY	15,446	172,933	JPY	20,880	211,491
	EUR	11	16,179	EUR	3	3,606
	Others	-	1,454	Others	-	282
			928,517			764,389

	2003			2002		
(in millions)	Foreign currencies		Won equivalent	Foreign currencies		Won equivalent
Other accounts payable	AUD	14	₩ 12,891	AUD	14	₩ 9,541
	CAD	5	5,087	CAD	5	3,912
	EUR	43	65,033	EUR	26	32,100
	JPY	3,743	41,910	JPY	4,063	41,151
	USD	164	196,867	USD	140	168,555
	Others	3	3,882	Others	-	3,479
			325,670			258,738
Accrued expenses	USD	64	76,106	USD	42	50,078
	Others		4,661	Others	-	1,465
			80,767			51,543

7. Inventories

Inventories as of December 31, 2003 and 2002 comprise the following:

(in millions of Won)	2003	2002
Merchandise	₩ 21,268	₩ 26,795
Finished products	550,286	479,835
Work-in process	348,850	244,200
Raw materials	490,126	325,494
Parts and supplies	93,634	104,366
	₩ 1,504,164	₩ 1,180,690

See Note 13 for inventories insured against various property risks.

8. Long-Term Investment Securities

Long-term investment securities as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003	2002
Available-for-sale securities	₩ 246,668	₩ 199,740
Held-to-maturity securities	44	97,861
	₩ 246,712	₩ 297,601

Available-for-sale securities as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	Percentage of ownership (%) at December 31, 2003	2003 Acquisition cost	2003 Net asset value /Market value	2003 Carrying value	2002 Acquisition cost	2002 Net asset value /Market value	2002 Carrying value
Marketable equity securities							
Hynix Semiconductor Inc.	-	₩ -	₩ -	₩ -	₩ 24,298	₩ 527	₩ 527
KT Corp.	0.83	127,441	105,257	105,257	127,441	119,653	119,653
LG Card Co., Ltd.	-	-	-	-	1,820	10,842	10,842
LG Investment & Securities Co., Ltd. (*1)	7.17	262,432	84,498	84,498	-	-	-
NARA MOLD & DIE Co., Ltd.	12.34	812	2,999	2,999	812	3,570	3,570
Voiceware Co., Ltd.	10.44	206	1,363	1,363	206	1,844	1,844
Vodavi Technology Inc.	19.86	2,928	5,992	5,992	2,928	1,853	1,853
		393,819	200,109	200,109	157,505	138,289	138,289
Non-marketable equity securities							
Domestic companies							
Innopla Co., Ltd.	19.90	245	555	245	245	645	245
Castec Korea Co., Ltd.	5.00	182	489	182	150	489	150
Msoltech	10.00	635	242	635	635	242	635
AL Tech Inc.	8.53	589	245	589	589	245	589
Korea Information Certificate Authority Inc.	9.35	1,852	1,695	1,852	1,852	1,774	1,852
STIC Ventures Co., Ltd. (*3)	-	-	-	-	28,200	29,959	28,200
Association of Electronics Environment	36.04	4,349	1,795	4,349	4,349	1,795	4,349
Megaround Co., Ltd.	14.79	318	315	318	318	315	318
Temco, Inc.	13.04	1,200	1,200	1,200	1,200	1,200	1,200
Netgenetech. Co., Ltd.	15.00	176	176	176	176	176	176
Machi	-	-	-	-	150	150	150
Manager Society, Inc.	3.70	200	200	200	200	200	200
Mobisys Telecom	-	-	-	-	279	279	279
Thermo Metrix Technology	19.90	158	158	158	158	158	158
Wowlinux	7.40	100	100	100	100	100	100
Silicon Works	12.00	501	501	501	-	-	-
TU Media Corporation	5.00	6,500	6,500	6,500	-	-	-
Others	-	1,618	1,618	1,618	952	952	952
Overseas companies							
Gemfire Corp. (*2)	4.41	1,835	-	-	1,835	170	1,835
Erlang Technology Inc.	8.40	1,129	313	1,129	1,129	187	1,129
Mainstreet Networks	-	-	-	-	1,468	-	-
iTV Corporation	-	-	-	-	1,957	-	-
Pocket Science	-	-	-	-	473	-	-
Neopoint Inc. (*2)	16.62	1,604	-	-	1,604	-	-
E2OPEN.COM	6.87	15,694	1,899	15,694	12,751	3,606	12,751
COMMIT Incorporated	13.47	4,990	4,990	4,990	-	-	-
Cenix Inc.	-	-	-	-	3,272	958	3,272
Monet Mobile Networks	1.90	1,299	276	1,299	1,299	871	1,299
SUNPOWER.INC	10.35	1,257	258	1,257	1,257	219	1,257
Others	-	507	507	507	346	346	346
		46,938	24,032	43,499	66,944	45,036	61,442

(in millions of Won)	2003 Acquisition cost	2003 Market value	2003 Carrying value	2002 Acquisition cost	2002 Market value	2002 Carrying value
Debt securities						
Bonds issued by the government	856	856	856	11	9	9
Convertible bonds issued by NeoDis Ltd.	2,204	2,204	2,204	-	-	-
	3,060	3,060	3,060	11	9	9
	₩ 443,817	₩ 227,201	₩ 246,668	₩ 224,460	₩ 183,334	₩ 199,740

(*1) This was reclassified into available-for-sale securities in 2003 from equity method investment securities in 2002.

(*2) Carrying value was fully written down due to the negative net book value of the investment as of December 31, 2003.

(*3) This was reclassified into equity method investment securities in 2003 from available-for-sale securities in 2002.

Held-to-maturity securities as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003	2002
Senior secured note issued by Zenith Electronics Corporation ("Zenith")	₩ -	₩ 97,817
Others	44	44
	₩ 44	₩ 97,861

The senior secured note issued by Zenith, outstanding as of December 31, 2002, was converted from the Company's receivables from Zenith in accordance with the reorganization plan of Zenith approved by a legal court in the United States of America on November 5, 1999. The note's terms and conditions were as follows:

Interest: LIBOR + 1.0% per annum to be paid on the maturity date
Maturity of principal: November 1, 2009

The above note was fully collected during October 2003 (Note 9).

The annual maturities of debt securities classified as available-for-sale securities and held-to-maturity securities as of December 31, 2003 are as follows:

(in millions of Won)

Due in	Available-for-sale securities		Held-to-maturity securities	
Less than five years and five years	₩	3,060	₩	-
Over five years through ten years		-		44
	₩	3,060	₩	44

The details of changes in accumulated gains (losses) on valuation of available-for-sale securities for the year ended December 31, 2003 are as follows:

(in millions of Won)	January 1, 2003	Gain (loss)	Disposal	December 31, 2003
Hynix Semiconductor Inc.	₩ (23,771)	₩ 74	₩ (23,697)	₩ -
KT Corp.	(7,788)	(14,396)	-	(22,184)
LG Card Co., Ltd.	9,022	(5,262)	3,760	-
NARA MOLD & DIE Co., Ltd.	2,758	(571)	-	2,187
Voiceware Co., Ltd.	1,638	(481)	-	1,157
LG Investment & Securities Co., Ltd. (*1)	-	(75,994)	-	(75,994)
Vodavi Technology Inc.	(1,075)	4,138	-	3,063
Bonds issued by the government	(2)	(245)	(6)	(241)
	₩ (19,218)	₩ (92,737)	₩ (19,943)	₩ (92,012)

(*1) This was reclassified into available-for-sale securities in 2003 from equity method investment securities in 2002.

9. Equity-Method Investment Securities

Equity-method investment securities as of December 31, 2003 and 2002 are as follows:

	Percentage of	2003			2002		
(in millions of Won)	ownership (%) at December 31, 2003	Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
Domestic companies							
LG Micron Ltd. (*8)	37.41	₩ 52,315	₩ 86,070	₩ 86,070	₩ 5,000	₩ 35,541	₩ 35,541
LG Sports Ltd.	25.00	1,404	1,204	1,204	2,204	1,916	1,916
LG Innotek Co., Ltd.	69.80	59,308	137,039	137,039	59,308	117,645	117,645
LG Investment & Securities Co., Ltd. (*3)	-	-	-	-	262,432	145,270	145,270
LG.Philips LCD Co., Ltd.	50.00	726,169	1,259,904	1,259,904	726,169	715,488	715,488
LG IBM PC Co., Ltd.	49.00	11,907	14,548	14,548	11,907	15,133	15,133
Hi Plaza Inc.	100.00	70,511	60,806	60,806	70,511	55,685	55,685
STIC Ventures Co., Ltd. (*6)	94.00	28,200	28,200	28,200	-	-	-
Hi Logistics System (HLS)(*2)	100.00	4,500	4,500	4,500	-	-	-
Overseas companies							
Goldstar Electronics Thailand Co., Ltd. (G.S.T.) (*2)	49.00	36	36	36	36	36	36
Hitachi-LG Data Storage Inc. (HLDS)	49.00	7,684	33,007	33,007	7,684	18,094	18,094
LG Electronics Austria GmbH (LGEAG) (*2)	100.00	116	116	116	116	116	116
LG Electronics Alabama, Inc. (LGEAI)	100.00	63,940	53,116	53,116	63,940	58,736	58,736
LG Electronics Almaty Kazak Co., Ltd. (LGEAK)	100.00	3,746	19,106	19,106	3,746	11,368	11,368
LG Electronics Antwerp Logistics N.V. (LGEAL) (*1)	100.00	967	-	-	967	224	224
LG Electronics Australia PTY, Ltd. (LGEAP) (*1)	100.00	1,558	-	-	1,558	-	-
LG Electronics Argentina S.A. (LGEAR) (*5)	100.00	7,410	-	-	7,410	-	-
Arcelik-LG Klima Sanayi ve Ticaret A.S. (LGEAT)	50.00	14,718	19,353	19,353	14,718	12,856	12,856
LG Electronics Colombia, Ltda. (LGECB)	60.00	3,330	2,175	2,175	3,330	1,445	1,445
LG Electronics China Co., Ltd. (LGECH)	100.00	37,614	25,279	25,279	37,614	35,635	35,635

(in millions of Won)	Percentage of ownership (%) at December 31, 2003	2003			2002		
		Acquisition cost	Net asset value	Carrying value	Acquisition cost	Net asset value	Carrying value
LG Electronics Canada, Inc. (LGECI)	100.00	13,779	12,293	12,293	13,779	10,173	10,173
LG Collins Electronics Manila Inc. (LGECM) (*8)	100.00	23,524	5,186	5,186	20,302	6,187	6,187
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	100.00	59,205	51,842	51,842	59,205	48,420	48,420
LG Electronics Deutschland GmbH (LGEDG)	100.00	26,938	16,266	16,266	26,938	9,989	9,989
PT LG Electronics Display Devices Indonesia (LGEDI)	100.00	32,085	53,673	53,673	32,085	46,436	46,436
LG Electronics Design Tech, Ltd. (LGEDT) (*2)	100.00	1,002	1,002	1,002	1,002	1,002	1,002
LG Electronics Egypt Cairo S.A.E. (LGEEC)	100.00	4,382	2,619	2,619	4,382	3,292	3,292
LG Electronics Egypt S.A.E. (LGEEG)	78.00	2,630	952	952	2,630	2,519	2,519
LG Electronics Espana S.A. (LGEES)	100.00	3,374	1,600	1,600	3,374	-	-
LG Electronics Gulf FZE (LGEGF) (*1)	100.00	2,489	-	-	2,489	1,453	1,453
LG Electronics HK Limited (LGEHK)	100.00	4,316	3,943	3,943	4,316	3,944	3,944
LG Electronics Hellas S.A. (LGEHS)	100.00	6,063	5,676	5,676	6,063	6,063	6,063
LG Electronics Huizhou Inc. (LGEHZ)	80.00	2,319	19,943	19,943	2,319	14,938	14,938
LG Electronics India Pvt. Ltd. (LGEIL) (*4)	100.00	38,476	113,063	113,063	32,076	77,191	77,191
PT LG Electronics Indonesia (LGEIN)	100.00	29,431	23,867	23,867	29,431	16,434	16,434
LG Electronics Italy S.P.A. (LGEIS)	100.00	14,136	3,791	3,791	14,136	3,627	3,627
LG Electronics Japan Inc. (LGEJP)	100.00	12,978	3,095	3,095	12,978	2,635	2,635
LG Electronics Mlawa SP.Zo.O. (LGEMA)	100.00	7,066	16,988	16,988	7,066	11,586	11,586

(in millions of Won)	Percentage of ownership (%) at December 31, 2003	2003 Acquisition cost	2003 Net asset value	2003 Carrying value	2002 Acquisition cost	2002 Net asset value	2002 Carrying value
LG Electronics Morocco S.A.R.L. (LGEMC)	100.00	3,532	2,265	2,265	3,532	2,677	2,677
LG Electronics Middle East Co., Ltd. (LGEME) (*2)	100.00	462	462	462	462	462	462
LG-MECA Electronics Haiphong, Inc. (LGEMH)	70.00	1,690	3,328	3,328	1,690	1,259	1,259
LG Electronics Magyar Kft. (LGEMK)	100.00	5,575	4,393	4,393	5,575	7,501	7,501
LG Electronics (M) SDN.BHD (LGEML) (*2)	100.00	11	11	11	11	11	11
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM)	100.00	19,800	6,393	6,393	19,800	18,850	18,850
LG Electronics Mexico S.A. de C.V. (LGEMS)	100.00	1,936	3,084	3,084	1,936	-	-
LG MITR Electronics Co., Ltd. (LGEMT)	87.74	15,925	8,078	8,078	15,925	7,344	7,344
LG Electronics North of England Ltd. (LGENE)	100.00	11,229	15,513	15,513	11,229	12,430	12,430
LG Electronics (Nanjing) Plazma Co., Ltd. (LGENP) (*9)	100.00	14,712	13,084	13,084	-	-	-
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	70.00	14,571	15,860	15,860	14,571	10,520	10,520
LG Electronics Polska SP.Zo.O. (LGEPL)	100.00	4,117	8,968	8,968	4,117	5,819	5,819
Nanjing LG Panda Appliance Co., Ltd. (LGEPN)	70.00	9,465	14,865	14,865	9,465	12,422	12,422
LG Electronics Peru S.A. (LGEPR)	100.00	1,879	481	481	1,879	-	-
LG Electronics Panama S.A. (LGEPS)	100.00	2,333	701	701	2,333	2,142	2,142
LG Electronics Portugal (LGEPT) (*9)	100.00	6,822	7,460	7,460	-	-	-
LG Electronics Qinhuangdao Co., Ltd. (LGEQH)	100.00	4,104	7,024	7,024	4,104	6,064	6,064
Triveni Digital Inc. (*2)	100.00	899	899	899	899	899	899
LG Electronics Russia Inc. (LGERI)	95.00	391	5,934	5,934	391	391	391
LG Electronics S.A. Pty Ltd. (LGESA)	100.00	3,382	21,870	21,870	3,382	6,341	6,341

(in millions of Won)	Percentage of ownership (%) at December 31, 2003	2003 Acquisition cost	2003 Net asset value	2003 Carrying value	2002 Acquisition cost	2002 Net asset value	2002 Carrying value
LG Electronics Service Europe Netherlands B.V. (LGESE)	100.00	10,470	20,203	20,203	10,470	23,498	23,498
Shanghai LG Electronics Co., Ltd. (LGESH)	70.00	4,229	5,950	5,950	4,229	3,763	3,763
LG Electronics de Sao Paulo Ltda. (LGESP)	100.00	28,481	41,214	41,214	28,481	-	-
LG SEL Electronics Vietnam Inc. (LGEVN)	100.00	6,035	12,646	12,646	6,035	9,240	9,240
LG Electronics Sweden AB (LGESW)	100.00	5,668	4,348	4,348	5,668	4,642	4,642
LG Electronics Shenyang Inc. (LGESY)	78.87	15,139	11,831	11,831	15,139	8,205	8,205
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	80.00	49,479	106,851	106,851	49,479	99,315	99,315
LG Electronics Thailand Co., Ltd. (LGETH)	93.75	7,122	22,630	22,630	7,122	17,840	17,840
LG Taistar Electronics Taiwan Co., Ltd. (LGETT) (*1)	100.00	8,439	-	-	5,609	380	380
LG Electronics United Kingdom Ltd. (LGEUK) (*1, *8)	100.00	20,792	-	-	10,486	-	-
LG Electronics Ukraine Co., Ltd. (LGEUR) (*2)	100.00	1,041	1,041	1,041	1,041	1,041	1,041
LG Electronics U.S.A., Inc. (LGEUS)	100.00	37,985	42,594	42,594	37,985	39,822	39,822
LG Electronics Wales Ltd. (LGEWA) (*1, *8)	100.00	676,082	-	-	101,812	54,262	54,262
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd. (*2)	49.00	824	824	824	824	824	824
Langchao LG Digital Mobile Communication Co., Ltd. (LGEYT)	49.00	9,669	6,422	6,422	9,669	9,669	9,669
LG Soft India PVT, Ltd. (LGSI)	88.00	2,920	7,418	7,418	2,920	2,920	2,920
EIC Properties PTE, Ltd.	38.20	9,636	8,493	8,493	9,636	8,618	8,618
Zenith Electronics Corporation (Zenith) (*1, *8)	100.00	487,215	-	-	236,860	-	-

(in millions of Won)	Percentage of ownership (%) at December 31, 2003	2003 Acquisition cost	2003 Net asset value	2003 Carrying value	2002 Acquisition cost	2002 Net asset value	2002 Carrying value
LG Infocomm U.S.A. Inc. (LGICUS) (*1)	100.00	4,673	-	-	4,673	2,522	2,522
LG Infocomm Thailand, Inc. (LGICTH)	60.00	3,246	5,851	5,851	3,246	4,356	4,356
Vietnam Korea Exchange, Ltd. (V.K.X.)	40.00	1,736	2,328	2,328	1,736	2,316	2,316
LG TOPS	40.00	2,699	906	906	2,699	1,267	1,267
LG Electronics System India, Ltd. (LGSYS) (*1, *4)	-	-	-	-	6,400	-	-
LGE (China) R&D Center (*9)	100.00	8,201	6,539	6,539	-	-	-
Electromagnetica Goldstar S.R.L. (*2)	50.00	508	508	508	508	508	508
SLD Telecom Pte. Ltd. (*8)	44.00	29,001	25,190	25,190	10,042	10,042	10,042
LG.Philips Displays Holding B.V. (*10)	-	-	-	-	1,086,431	433,819	433,819
LG (Yantai) Information & Communication Technology Co., Ltd. (*2)	100.00	2,720	2,720	2,720	2,720	2,720	2,720
COMMIT Incorporated (*7)	-	-	-	-	4,990	4,990	4,990
LG Holdings (HK) Ltd. (*8)	31.82	38,523	44,496	44,496	23,448	22,241	22,241
Kunshan LGMS Computer Co., Ltd. (LGMSK)	51.00	1,155	915	915	-	-	-
Qingdao LG Langchao Digital Communication Co., Ltd.(*2)	60.00	2,973	2,973	2,973	-	-	-
LG Electronics Czech S.R.O. (LGECZ)	100.00	6,534	7,165	7,165	-	-	-
LG Electonics Nature (Hangzhou) Recording Media Co., Ltd. (LGEHN) (*2)	49.00	3,036	3,036	3,036	-	-	-
LG Electronics Inc. Chile Limitada (LGECL) (*2)	100.00	5,856	5,856	5,856	-	-	-
		₩2,994,548	₩2,621,879	₩2,621,879	₩3,344,880	₩2,355,029	₩2,355,029

(*1) The equity method of accounting has been suspended due to accumulated losses.

(*2) Investments in small-sized subsidiaries and affiliates whose total assets as of the previous year-end amounted to less than ₩7,000 million or which are newly established in the current period are stated at cost, in accordance with financial accounting standards generally accepted in the Republic of Korea.

(*3) This was reclassified into available-for-sale securities in 2003 from equity method investment securities in 2002.

(*4) LG Electronics System India, Ltd. (LGSYS) was merged into LG Electronics India Pvt. Ltd. (LGEIL) in 2003.

(*5) The operation of this subsidiary was suspended as of December 31, 2003

(*6) This was reclassified into equity method investment securities in 2003 from available-for-sale securities in 2002.

(*7) This was reclassified into available-for-sale securities in 2003 from equity method investment securities in 2002.

(*8) During 2003, the Company purchased additional shares of common stock of these subsidiaries.

(*9) During 2003, the subsidiaries were newly established.

(*10) The Company sold all the shares of LG.Philips Displays Holding B.V. to LGEWA during 2003.

The equity method of accounting is applied based on the affiliates' most recent available financial information, some of which have not been audited or reviewed.

For the year ended December 31, 2003, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee are as follows:

(in millions of Won)	January 1, 2003	Addition	Amortization	December 31, 2003
Domestic companies				
LG Micron Ltd.	₩ -	₩ 2,947	₩ (294)	₩ 2,653
LG Sports Ltd.	(3)	1	2	-
LG Innotek Co., Ltd.	112	-	416	528
LG Investment & Securities Co., Ltd.	25,571	(25,571)	-	-
LG.Philips LCD Co., Ltd.	1,572	-	(1,572)	-
Hi Plaza Inc.	(2,963)	-	688	(2,275)
	24,289	(22,623)	(760)	906
Overseas companies				
LG Electronics Mlawa SP. Zo. O. (LGEMA)	(1,550)	-	775	(775)
LG Electronics Service Europe Netherlands B.V. (LGESE)	(105)	-	52	(53)
LG Electronics Shenyang Inc. (LGESY)	380	-	(152)	228
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	20,731	-	(10,015)	10,716
LG Taistar Electronics Taiwan Co., Ltd. (LGETT)	1,459	2,079	(637)	2,901
LG.Philips Displays Holding B.V.	(175,839)	125,599	50,240	-
LG Electronics Wales Ltd. (LGEWA)	-	(125,599)	-	(125,599)
Others	(360)	21,573	(3,044)	18,169
	(155,284)	23,652	37,219	(94,413)
	₩ (130,995)	₩ 1,029	₩ 36,459	₩ (93,507)

For the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee are as follows:

(in millions of Won)	April 1, 2002	Addition	Amortization	December 31, 2002
Domestic companies				
LG Sports Ltd.	₩ (4)	₩ -	₩ 1	₩ (3)
LG Innotek Co., Ltd.	(995)	757	350	112
LG Investment & Securities Co., Ltd.	36,707	-	(11,136)	25,571
LG.Philips LCD Co., Ltd.	2,495	-	(923)	1,572
Hi Plaza Inc.	(2,591)	(772)	400	(2,963)
	35,612	(15)	(11,308)	24,289
Overseas companies				
LG Electronics India Pvt. Ltd. (LGEIL)	375	-	(375)	-
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	13	-	(13)	-
LG Electronics Service Europe Netherlands B.V. (LGESE)	(144)	-	39	(105)
LG Electronics Shenyang Inc. (LGESY)	494	-	(114)	380
Taizhou LG-Chunlan Home Appliances Co., Ltd. (LGETR) (formerly LGECT)	-	20,731	-	20,731
LG.Philips Displays Holding B.V.	(213,519)	-	37,680	(175,839)
Others	6,418	992	(7,861)	(451)
	(206,363)	21,723	29,356	(155,284)
	₩ (170,751)	₩ 21,708	₩ 18,048	₩ (130,995)

For the year ended December 31, 2003 the details of the elimination of unrealized gain or loss arising from the equity method of accounting are as follows:

(in millions of Won)	Inventories	Property, plant and equipment	Intangible assets	Investment securities	Total
Domestic companies					
LG Micron Ltd.	₩ 335	₩ (3,788)	₩ -	₩ -	₩ (3,453)
LG Innotek Co., Ltd.	(4,563)	(72)	-	6,250	1,615
LG.Philips LCD Co., Ltd.	(1,926)	(3,568)	38,498	-	33,004
LG IBM PC Co., Ltd.	(527)	(52)	-	-	(579)
Hi Plaza Inc.	2,373	(1)	-	-	2,372
	(4,308)	(7,481)	38,498	6,250	32,959
Overseas companies					
LG Electronics Alabama, Inc. (LGEAI)	2,707	(1,502)	-	-	1,205
LG Electronics Huizhou Inc. (LGEHZ)	346	-	-	-	346
LG Electronics India Pvt. Ltd. (LGEIL)	(1,223)	-	-	-	(1,223)
PT LG Electronics Indonesia (LGEIN)	1,348	(438)	-	-	910
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	965	140	-	-	1,105
LG Electronics Service Europe Netherlands B.V. (LGESE)	(10,489)	-	-	-	(10,489)
LG Electronics Shenyang Inc. (LGESY)	(124)	(260)	-	-	(384)
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	(3,183)	(1,146)	-	-	(4,329)
LG Electronics U.S.A., Inc. (LGEUS)	68	-	-	-	68
LG.Philips Displays Holding B.V.	(279)	(2,912)	-	-	(3,191)
LG Electronics Wales Ltd. (LGEWA)	(5,746)	-	-	(500,821)	(506,567)
Others	(44,325)	(4,153)	-	-	(48,478)
	(59,935)	(10,271)	-	(500,821)	(571,027)
	₩ (64,243)	₩(17,752)	₩38,498	₩(494,571)	₩ (538,068)

(*) In the above table, positive numbers represent equity in earnings of affiliates and negative numbers represent equity in losses of affiliates.

For the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002, the details of the elimination of unrealized gain or loss arising from the equity method of accounting are as follows:

(in millions of Won)	Inventories	Property, plant and equipment	Intangible assets	Total
Domestic companies				
LG Micron Ltd.	₩ (212)	₩ -	₩ -	₩ (212)
LG Innotek Co., Ltd.	4,925	-	-	4,925
LG.Philips LCD Co., Ltd.	(140)	1,536	28,873	30,269
LG IBM PC Co., Ltd.	1,293	-	-	1,293
Hi Plaza Inc.	(1,959)	-	-	(1,959)
	3,907	1,536	28,873	34,316
Overseas companies				
LG Electronics Alabama, Inc. (LGEAI)	1,662	-	-	1,662
LG Electronics Huizhou Inc. (LGEHZ)	(1,182)	-	-	(1,182)
LG Electronics India Pvt. Ltd. (LGEIL)	36	-	-	36
PT LG Electronics Indonesia (LGEIN)	2,873	195	-	3,068
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	(2,299)	105	-	(2,194)
LG Electronics Service Europe Netherlands B.V. (LGESE)	5,134	-	-	5,134
LG Electronics Shenyang Inc. (LGESY)	(4,459)	42	-	(4,417)
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	1,897	241	-	2,138
LG Electronics U.S.A., Inc. (LGEUS)	5,297	-	-	5,297
LG.Philips Displays Holding B.V.	559	-	-	559
Others	(11,785)	491	-	(11,294)
	(2,267)	1,074	-	(1,193)
	₩ 1,640	₩ 2,610	₩ 28,873	₩ 33,123

(*) In the above table, positive numbers represent equity in earnings of affiliates and negative numbers represent equity in losses of affiliates.

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the year ended December 31, 2003 are as follows:

(in millions of Won)	January 1, 2003	Equity in earnings (losses) of affiliates, net	Others	December 31, 2003
Domestic companies				
LG Micron Ltd.	₩ 35,541	₩ 4,165	₩ 46,364	₩ 86,070
LG Sports Ltd.	1,916	464	(1,176)	1,204
LG Innotek Co., Ltd.	117,645	12,654	6,740	137,039
LG Investment & Securities Co., Ltd.	145,270	-	(145,270)	-
LG.Philips LCD Co., Ltd.	715,488	539,982	4,434	1,259,904
LG IBM PC Co., Ltd.	15,133	4,078	(4,663)	14,548
Hi Plaza Inc.	55,685	5,120	1	60,806
STIC Ventures Co., Ltd.	-	-	28,200	28,200
Hi Logistics System (HLS)	-	-	4,500	4,500
	1,086,678	566,463	(60,870)	1,592,271
Overseas companies				
LG Electronics Alabama, Inc. (LGEAI)	58,736	1,250	(6,870)	53,116
LG Electronics Huizhou Inc. (LGEHZ)	14,938	6,431	(1,426)	19,943
LG Electronics India Pvt. Ltd. (LGEIL)	77,191	40,946	(5,074)	113,063
PT LG Electronics Indonesia (LGEIN)	16,434	5,423	2,010	23,867
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	10,520	5,359	(19)	15,860
LG Electronics Service Europe Netherlands B.V. (LGESE)	23,498	(6,232)	2,937	20,203
LG Electronics Shenyang Inc. (LGESY)	8,205	3,737	(111)	11,831
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	99,315	10,025	(2,489)	106,851
LG Electronics U.S.A., Inc. (LGEUS)	39,822	2,832	(60)	42,594
LG.Philips Displays Holding B.V.	433,819	(456,253)	22,434	-
LG Electronics Wales Ltd. (LGEWA)	54,262	(611,807)	557,545	-
Others	431,611	(152,745)	343,414	622,280
	1,268,351	(1,151,034)	912,291	1,029,608
	₩2,355,029	₩ (584,571)	₩ 851,421	₩2,621,879

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 are as follows:

(in millions of Won)	April 1, 2002	Equity in earnings (losses) of affiliates, net	Others	December 31, 2002
Domestic companies				
LG Micron Ltd.	₩ 31,870	₩ 4,387	₩ (716)	₩ 35,541
LG Sports Ltd.	4,118	(2,202)	-	1,916
LG Innotek Co., Ltd.	78,482	5,795	33,368	117,645
LG Investment & Securities Co., Ltd.	151,959	(4,232)	(2,457)	145,270
LG.Philips LCD Co., Ltd.	572,202	144,027	(741)	715,488
LG IBM PC Co., Ltd.	11,120	4,013	-	15,133
Hi Plaza Inc.	53,508	2,096	81	55,685
LG Card Co., Ltd.	7,183	-	(7,183)	-
	910,442	153,884	22,352	1,086,678
Overseas companies				
LG Electronics Alabama, Inc. (LGEAI)	48,491	10,245	-	58,736
LG Electronics Huizhou Inc. (LGEHZ)	14,173	3,037	(2,272)	14,938
LG Electronics India Pvt. Ltd. (LGEIL)	63,878	18,950	(5,637)	77,191
PT LG Electronics Indonesia (LGEIN)	7,953	8,787	(306)	16,434
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	7,779	4,159	(1,418)	10,520
LG Electronics Service Europe Netherlands B.V. (LGESE)	1,611	19,343	2,544	23,498
LG Electronics Shenyang Inc. (LGESY)	9,570	399	(1,764)	8,205
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	99,287	11,856	(11,828)	99,315
LG Electronics U.S.A., Inc. (LGEUS)	36,277	5,995	(2,450)	39,822
LG.Philips Displays Holding B.V.	507,773	(196,343)	122,389	433,819
Others	445,245	(13,646)	54,274	485,873
	1,242,037	(127,218)	153,532	1,268,351
	₩2,152,479	₩ 26,666	₩ 175,884	₩2,355,029

As of December 31, 2003, accumulated losses of equity investees to which the equity method of accounting has been suspended due to accumulated losses are follows:

(in millions of Won)		
LG Electronics Australia PTY, Ltd. (LGEAP)	₩	10,551
LG Electronics Gulf FZE (LGEGF)		6,366
LG Electronics United Kingdom Ltd. (LGEUK)		14,038
LG Electronics Wales Ltd. (LGEWA)		80,937
Zenith Electronics Corporation (Zenith)		92,594
LG Infocomm U.S.A. Inc. (LGICUS)		6,690
Others		2,365
	₩	213,541

The use of the equity method had been suspended until December 31, 2002, for the investments in LG Electronics Espana S.A. (LGEES), LG Electronics Peru S.A. (LGEPR) and LG Electronics United Kingdom Ltd. (LGEUK), due to the negative book value of investments. During 2003, LG Electronics Espana S.A. (LGEES) and LG Electronics Peru S.A. (LGEPR) both recorded a net income, and LG Electronics United Kingdom Ltd. (LGEUK) issued new shares. Consequently, the losses of those three subsidiaries which had not been recognized until December 31, 2002, amounting to ₩13,576 million were deducted from retained earnings.

Upon a resolution of the Board of Directors on September 25, 2003, the Company participated in the issuance of new shares of Zenith Electronics Corporation ("Zenith"), a wholly-owned subsidiary located in the U.S.A., amounting to US$214 million, and collected senior secured notes of and loans to Zenith amounting to ₩246,225 million in October, 2003. Consequently, the Company recognized the loss on valuation of securities using the equity method, which has been suspended due to the negative net book value of the investment, up to the additional invested amount, and reversed the bad debt provision amounting to ₩119,110 million during 2003.

Upon a resolution of the Board of Directors on December 9, 2003, the Company invested its 27,841 shares (40.8%) of LG.Philips Displays Holding B.V. into LG Electronics Wales Ltd., a wholly-owned subsidiary located in the U.K., at the value of ₩500,821 million (GBP238 million). The acquisition cost of LG.Philips Displays Holding B.V. was fully written down due to decrease in book value of the investment resulting from restructuring losses in 2003. Consequently, the disposal value of ₩500,821 million was accounted for as a gain on disposal of investment securities, and the same amount was accounted for as a loss on valuation of securities using the equity method, which had no effect on net income or shareholders' equity.

Upon a resolution of the Board of Directors on December 23, 2003, the Company purchased 1,614,675 shares (20%) of the common stock of Hankook Electric Glass Co., Ltd. from LG Corp., at the price of ₩119,163 million in January, 2004.

Upon a resolution of the Board of Directors on December 23, 2003, the Company entrusted its disposal and voting rights for the 10,180,531 shares of the common stock of LG Investment & Securities Co., Ltd. to Woori Bank, the representative of the creditor banks, as a part of the business normalization procedures of LG Card Co., Ltd.

10. Property, Plant and Equipment

Changes in property, plant and equipment for the year ended December 31, 2003 are as follows:

(in millions of Won)	Land	Buildings	Structures	Machinery and equipment	Tools	Furnitures and fixtures	Vehicles	Standing Timber	Construction in-progress	Machinery in-transit	Total
Balance as of January 1, 2003	₩701,614	₩882,219	₩67,740	₩563,864	₩345,816	₩205,579	₩7,052	₩4,366	₩105,662	₩ 9,460	₩2,893,372
Acquisitions and capital expenditure	12,493	31,556	4,058	79,820	169,476	83,370	3,743	4	210,459	164,020	758,999
Transfer-in (out)	-	42,996	653	176,530	39,324	9,553	273	(9)	(130,420)	(165,147)	(26,247)
Disposals	(10,780)	(23,981)	(1,876)	(28,582)	(29,051)	(5,784)	(300)	(5)	(775)	-	(101,134)
Depreciation	-	(26,855)	(4,998)	(156,924)	(125,728)	(85,085)	(2,680)	-	-	-	(402,270)
Balance as of December 31, 2003	₩703,327	₩905,935	₩65,577	₩634,708	₩399,837	₩207,633	₩8,088	₩4,356	₩184,926	₩ 8,333	₩3,122,720
Accumulated depreciation as of December 31, 2003	₩ -	₩157,337	₩32,345	₩580,176	₩299,847	₩318,917	₩12,532	₩ -	₩ -	₩ -	₩1,401,154

Changes in property, plant and equipment for the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 are as follows:

(in millions of Won)	Land	Buildings	Structures	Machinery and equipment	Tools	Furnitures and fixtures	Vehicles	Standing Timber	Construction in-progress	Machinery in-transit	Total
Balance as of April 1, 2002	₩692,645	₩850,507	₩65,687	₩572,005	₩308,080	₩196,678	₩6,868	₩4,301	₩87,898	₩8,311	₩2,792,980
Acquisitions and capital expenditure	9,050	20,138	5,035	101,587	123,609	64,548	2,369	65	65,610	79,990	472,001
Transfer-in (out)	-	31,737	768	60,977	26,516	1,096	70	-	(47,475)	(77,705)	(4,016)
Disposals	(81)	(654)	(341)	(37,122)	(28,971)	(5,796)	(361)	-	(371)	(1,136)	(74,833)
Depreciation	-	(19,509)	(3,409)	(133,583)	(83,418)	(50,947)	(1,894)	-	-	-	(292,760)
Balance as of December 31, 2002	₩701,614	₩882,219	₩67,740	₩563,864	₩345,816	₩205,579	₩ 7,052	₩4,366	₩105,662	₩9,460	₩2,893,372
Accumulated depreciation as of December 31, 2002	₩ -	₩132,940	₩28,262	₩542,847	₩360,459	₩307,239	₩14,030	₩ -	₩ -	₩ -	₩1,385,777

As of December 31, 2003 and 2002, the value of the Company's land, as determined by the local government in Korea for property tax assessment purposes, approximates ₩676,051 million and ₩598,235 million, respectively.

11. Intangible Assets

Changes in intangible assets for the year ended December 31, 2003 are as follows:

(in millions of Won)	Goodwill	Industrial property rights	Development costs	Organization costs	Other intangible assets	Total
Balance as of January 1, 2003	₩296,012	₩415,497	₩183,877	₩3,271	₩73,810	₩972,467
Additions	598	49,368	-	-	33,015	82,981
Disposals	(261)	-	-	-	(13)	(274)
Amortization	(40,195)	(83,726)	(68,306)	-	(23,397)	(215,624)
Other reductions (*)	(52)	-	-	(3,271)	74	(3,249)
Balance as of December 31, 2003	₩256,102	₩381,139	₩115,571	₩ -	₩83,489	₩836,301
Accumulated amortization as of December 31, 2003	₩141,619	₩285,222	₩226,057	₩3,848	₩62,271	₩719,017

(*) In accordance with SKFAS No. 3, the remaining balance of organization costs was deducted from retained earnings.

Changes in intangible assets for the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 are as follows:

(in millions of Won)	Goodwill	Industrial property rights	Development costs	Organization costs	Other intangible assets	Total
Balance as of April 1, 2002	₩326,343	₩464,735	₩180,433	₩ -	₩59,341	₩1,030,852
Additions	495	10,473	54,513	3,848	32,141	101,470
Disposals	(606)	(70)	-	-	(3,448)	(4,124)
Amortization	(30,220)	(59,641)	(51,069)	(577)	(14,224)	(155,731)
Balance as of December 31, 2002	₩296,012	₩415,497	₩183,877	₩3,271	₩73,810	₩ 972,467
Accumulated amortization as of December 31, 2002	₩101,663	₩201,676	₩157,751	₩ 577	₩38,903	₩ 500,570

Amortization of intangible assets for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 consist of the following:

(in millions of Won)	2003	2002
Manufacturing costs	₩ 34,631	₩ 25,032
Selling and administrative expenses	180,992	130,628
	₩ 215,623	₩ 155,660

The carrying value of significant intangible assets as of December 31, 2003 and 2002 consist of the following:

(in millions of Won)	2003	2002	Remaining years for amortization
Goodwill	₩ 254,399	₩ 293,781	7 years
Industrial property rights	311,531	387,890	2 ~7 years

As a result of LG Electronics Investment Ltd. (formerly LG Electronics Inc., now merged into LG Corp.)'s merger with LG Information & Communications, Ltd. in September 2000, LG Electronics Investment Ltd. recognized goodwill amounting to ₩393,820 million and acquired industrial property rights amounting to ₩578,788 million. At the time of spin-off, such goodwill and industrial property rights were transferred to the Company. Related amortization expenses of goodwill and industrial property rights approximate ₩39,282 million and ₩76,359 million, respectively, for the year ended December 31, 2003.

Research and development costs incurred for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 were accounted for as follows:

(in millions of Won)	2003	2002
Ordinary research and development costs	₩ 136,847	₩ 88,949
Research costs	662,608	434,913
Development costs capitalized	-	54,512
	₩ 799,455	₩ 578,374

12. Pledged Assets

A substantial portion of property, plant and equipment as of December 31, 2003 is pledged as collateral for various loans from Korea Development Bank and Kookmin Bank, up to a maximum Won equivalent amount of approximately ₩300,469 million and ₩264 million, respectively (Notes 14 and 15).

13. Insured Assets

As of December 31, 2003, property, plant and equipment, other than land and certain construction in-progress, and inventories are insured against fire and other casualty losses up to approximately ₩4,885,234 million. In addition, the Company is insured against business interruption losses and losses arising from the transportation of goods up to approximately ₩3,742,505 million and ₩288,477 million, respectively.

14. Short-Term Borrowings and Current Maturites of Long-Term Debt

Short-term borrowings as of December 31, 2003 and 2002 comprise the following:

(in millions of Won)	**Annual interest rate (%) at December 31, 2003**	**2003**	**2002**
Bank overdrafts	-	₩ -	₩ 34,393
General term loans	CD + 0.8 ~ 1.6	32,000	8,000
Commercial papers	4.8 ~ 5.7	149,319	-
Foreign currency loans	0.35 ~ 3.08	209,087	-
		₩ 390,406	₩ 42,393

(*) CD represents the annual interest rate for certificates of deposits.

See Note 12 for collateral arrangements for these borrowings.

Current maturities of long-term debt as of December 31, 2003 and 2002 comprise the following:

(in millions of Won)	**2003**	**2002**
Debentures	₩ 986,494	₩ 690,040
Discount on debentures	(1,382)	(2,441)
Long-term debt	4,468	15,419
	₩ 989,580	₩ 703,018

15. Long-Term Debt

Long-term debt as of December 31, 2003 and 2002 comprise the following:

(in millions)	Annual interest rate (%) at December 31, 2003	2003	2002
Debentures			
Private, non-guaranteed payable through 2006	5.7 -16.5	₩ 306,000	₩ 380,000
Public, non-guaranteed payable through 2006	4.5 - 7.0	2,090,000	1,760,000
Floating rate notes in foreign currency, payable through 2006	LIBOR + 0.5 - 1.9	682,746	720,240
Zero coupon rate convertible bonds in foreign currency, payable through 2006	-	339,796	-
		(US$858)	(US$600)
		3,418,542	2,860,240
Less: Current maturities		(986,494)	(690,040)
Discount on debentures		(35,777)	(26,359)
Conversion rights adjustment		(13,840)	-
		₩2,382,431	₩2,143,841

Upon a resolution of the Board of Directors on July 8, 2003, the Company issued foreign currency convertible bonds in the Luxembourg Stock Exchange on August 11, 2003. The terms and conditions of issuance are as follows:

- Type of bonds: Public convertible bond
- Total face value of bonds: US$287.5 million (fixed exchange rate of ₩1,179.2: US$1)
- Date of issuance: August 11, 2003
- Terms and conditions for issuance of bonds
  - Coupon rate: 0%
  - Maturity: August 11, 2006
  - Call option: The Company holds the right to redeem the bonds at face value on or at any time after August 12, 2005, provided that the market value per share of common stock on the trading day immediately prior to the date of the redemption notice, for at least 20 consecutive trading days within a 30 trading day period ending on the trading day immediately prior to the date of the redemption notice, is at least 115% of the conversion price.
  - Put option: The bondholder holds the right to exercise a put option, in which the bondholder may require the Company to redeem the bonds at face value on the day 18 months from the date of issuance.
- Terms and conditions for conversion
  - Type of stock to be issued: registered common stock
  - Number of shares convertible: 4,887,500 shares
  - Conversion price: ₩68,900 per share
  - Conversion period: September 12, 2003 through July 28, 2006

(in millions)	Annual interest rate (%) at December 31, 2003	2003	2002
Won currency loans			
Kookmin Bank	-	₩ -	₩ 249
Foreign currency loans			
Woori Bank	-	-	976
Korea First Bank	-	-	2,620
Export-Import Bank of Korea	-	-	2,260
Banque Paribas	LIBOR + 0.7	1,963	3,934
Societe General	LIBOR + 0.6	2,505	7,532
Bank of Tokyo-Mitsubishi	-	-	2,568
Kookmin Bank	LIBOR + 1.25	22,758	-
		27,226	20,139
		(US$23)	(US$ 17)
Less: Current maturities		(4,468)	(15,419)
		₩ 22,758	₩ 4,720

See Note 12 for the related collateral arrangements for the Company's long-term debt.

The maturities of long-term debt outstanding as of December 31, 2003 are as follows:

(in millions of Won) For the year ending December 31,	Debentures	Long-term debt	Total
2005	₩ 695,340	₩ -	₩ 695,340
2006	1,646,708	22,758	1,669,466
2007	-	-	-
2008	90,000	-	90,000
	₩ 2,432,048	₩ 22,758	₩ 2,454,806

16. Accrued Severance Benefits

Changes in accrued severance benefits for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 are as follows:

(in millions of Won)	2003	2002
Beginning balance	₩ 500,909	₩ 483,591
Severance payments	(87,879)	(81,561)
Transfer-in (out) from (to) affiliated companies, net	6,582	(4,802)
Provisions	135,750	103,681
Ending balance	555,362	500,909
Severance insurance deposits	(343,217)	(315,876)
Contributions to the National Pension Fund	(19,406)	(22,073)
	₩ 192,739	₩ 162,960

As of April 1, 2002 (date of spin-off), ₩483,591 million of accrued severance benefits for all employees of the Company was transferred from LG Electronics Investment Ltd.

As of December 31, 2003 and 2002, the severance benefits are funded at approximately 61.8 % and 63.1 %, respectively, through employee severance insurance plans with Kyobo Life Insurance Co., Ltd. and other life insurance companies. The amounts funded under employee severance insurance plans (severance insurance deposits) are presented as a deduction from accrued severance benefits.

17. Commitments and Contingencies

As of December 31, 2003, the Company provided several notes and checks to financial institutions as collateral in relation to various borrowings and guarantees of indebtedness.

As of December 31, 2003, the Company was a party to various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

As of December 31, 2003, the Company has entered into bank overdraft facility agreements with various banks amounting to ₩495,500 million.

As of December 31, 2003, the outstanding balance of export trade accounts receivable sold at a discount to various financial institutions with recourse amounted to ₩3,419,879 million.

As of December 31, 2003, the Company has entered into factoring agreements for domestic trade accounts receivable with Hana Bank. However, in relation to the agreements, as of December 31, 2003, there is no outstanding balance of factored accounts receivable.

As of December 31, 2003, the Company has entered into sales contracts with several companies, the undelivered portions of which amounted to approximately ₩659 million for KT Freetel Co., Ltd., ₩47,355 million for LG Telecom, Ltd., ₩16,248 million for KT Corp., and ₩2,900 million for SK Telecom Co. and others.

As of December 31, 2003, the Company was contingently liable for guarantees approximating ₩1,590,103 million on the indebtedness of its subsidiaries and affiliates as follows:

(in millions of Won)		
Domestic companies		
Woosung Corp.	₩	479
Overseas companies		
LG Electronics Wales Ltd.		79,807
PT LG Electronics Display Device Indonesia		118,582
LG Electronics da Amazonia Ltda.		56,297
LG Electronics Italy S.P.A.		44,419
LG Electronics Japan Inc.		64,936
LG Electronics Mexico S.A. de C.V.		114,255
LG Electronics Monterrey Mexico S.A. de C.V.		75,901
LG Electronics Service Europe Netherlands B.V.		85,782
LG Electronics de Sao Paulo Ltda.		59,890
LG Electronics Tianjin Appliance Co., Ltd.		96,807
LG Electronics U.S.A., Inc.		58,692
LG.Philips Displays Holding B.V.		239,560
Zenith Electronics Corporation		2,396
Others		492,300
		1,589,624
	₩	1,590,103

In order to reduce the impact of changes in exchange rates on future cash flows, the Company has entered into foreign currency forward contracts. As of December 31, 2003, the Company has outstanding forward contracts with Credit Lyonnais and others for selling US dollars amounting to US$50 million (contract exchange rates: ₩1,156.50: US$1 ~ ₩1,117.45: US$1, contract due dates: February through April 2004).

As of December 31, 2003, the Company has outstanding forward contracts with UFJ Bank and others for selling Euro and buying US Dollars amounting to €25 million (contract exchange rates: €0.7968: US$1 ~ €0.8733: US$1, contract due dates: January through March 2004).

As of December 31, 2003, the Company has outstanding forward contracts with UFJ Bank and others for selling US Dollars and buying Japanese Yen amounting to US$25 million (contract exchange rates: ¥106.57: US$1 ~ ¥111.42: US$1, contract due dates: January through March 2004).

As a result of the above foreign currency forward contracts, an unrealized valuation gain and loss amounting to ₩654 million and ₩3,715 million, respectively, were charged to current operations for the year ended December 31, 2003.

In order to reduce the impact of changes in exchange rates, the Company has entered into foreign currency option contracts. An unrealized valuation loss amounting to ₩4,461 million was charged to current operations for the year ended December 31, 2003. A summary of the terms of outstanding currency option contracts as of December 31, 2003 is as follows:

	Option type	Amount (in millions)	Exercise price	Contract due date
Deutsche Bank	Put	US$10.00	₩ 1,150.0/US$	January 8, 2004
	Call	US$10.00	₩ 1,161.25/US$	January 8, 2004
	Put	US$10.00	₩ 1,150.0/US$	January 8, 2004
	Call	US$10.00	₩ 1,165.4/US$	January 8, 2004
	Put	US$10.00	₩ 1,180.0/US$	February 11, 2004
	Call	US$10.00	₩ 1,208.35/US$	February 11, 2004
	Put	US$10.00	₩ 1,175.0/US$	March 4, 2004
	Call	US$10.00	₩ 1,199.0/US$	March 4, 2004
Standard Chartered Bank	Put	US$10.00	₩ 1,170.0/US$	January 19, 2004
	Call	US$10.00	₩ 1,189.6/US$	January 19, 2004
	Put	US$10.00	₩ 1,155.0/US$	March 12, 2004
	Call	US$10.00	₩ 1,177.9/US$	March 12, 2004
	Put	US$10.00	₩ 1,150.0/US$	April 6, 2004
	Call	US$10.00	₩ 1,177.35/US$	April 6, 2004
Citi Bank	Put	US$10.00	₩ 1,150.0/US$	January 28, 2004
	Call	US$10.00	₩ 1,168.0/US$	January 28, 2004
	Put	US$5.00	₩ 1,185.0/US$	June 16, 2004
	Call	US$5.00	₩ 1,222.9/US$	June 16, 2004
KorAm Bank	Put	US$10.00	₩ 1,150.0/US$	January 28, 2004
	Call	US$10.00	₩ 1,168.0/US$	January 28, 2004
	Put	US$10.00	₩ 1,175.0/US$	February 18, 2004
	Call	US$10.00	₩ 1,207.8/US$	February 18, 2004
	Put	US$10.00	₩ 1,150.0/US$	March 9, 2004
	Call	US$10.00	₩ 1,171.5/US$	March 9, 2004
	Put	US$5.00	₩ 1,180.0/US$	May 6, 2004
	Call	US$5.00	₩ 1,212.0/US$	May 6, 2004
	Put	US$5.00	₩ 1,175.0/US$	May 19, 2004
	Call	US$5.00	₩ 1,208.5/US$	May 19, 2004
	Put	US$5.00	₩ 1,180.0/US$	June 14, 2004
	Call	US$5.00	₩ 1,219.3/US$	June 14, 2004
	Put	US$10.00	₩ 1,170.0/US$	March 12, 2004
	Call	US$10.00	₩ 1,199.1/US$	March 12, 2004
Korea Development Bank	Put	US$5.00	₩ 1,180.0/US$	June 14, 2004
	Call	US$5.00	₩ 1,219.3/US$	June 14, 2004
Credit Agricole Indosuez	Put	US$5.00	₩ 1,170.0/US$	May 13, 2004
	Call	US$5.00	₩ 1,200.25/US$	May 13, 2004

	Option type	Amount (In millions)	Exercise price	Contract due date
Bank One	Put	US$5.00	₩ 1,180.0/US$	May 6, 2004
	Call	US$5.00	₩ 1,208.1/US$	May 6, 2004
	Put	US$5.00	₩ 1,170.0/US$	May 14, 2004
	Call	US$5.00	₩ 1,199.4/US$	May 14, 2004
ABN-AMRO Bank	Put	US$10.00	₩ 1,150.0/US$	April 7, 2004
	Call	US$10.00	₩ 1,177.1/US$	April 7, 2004
	Put	US$10.00	₩ 1,190.0/US$	June 22, 2004
	Call	US$10.00	₩ 1,225.4/US$	June 22, 2004
Korea Exchange Bank	Put	US$10.00	₩ 1,170.0/US$	January 16, 2004
	Call	US$10.00	₩ 1,192.8/US$	January 16, 2004
	Put	US$10.00	₩ 1,190.0/US$	July 2, 2004
	Call	US$10.00	₩ 1,230.0/US$	July 2, 2004
Societe Generale	Put	US$10.00	₩ 1,150.0/US$	April 6, 2004
	Call	US$10.00	₩ 1,178.6/US$	April 6, 2004

In order to reduce the impact of changes in interest rates and exchange rates, the Company has entered into a cross currency swap contract. An unrealized valuation loss of ₩1,684 million was charged to current operations for the year ended December 31, 2003. A summary of the terms of the outstanding cross currency swap contract as of December 31, 2003 is as follows:

	Transaction amount		Annual interest rate (%)		
(in millions of Won)	**Receipts**	**Disbursement**	**Receipts**	**Disbursement**	**Maturity**
Standard Chartered Bank	₩110,000	US$93	4.50%	3M Libor + 0.79%	November 7, 2005

As a result of the above derivatives contracts, a realized gain of ₩9,049 million and a realized loss of ₩6,022 million were recorded as a non-operating income and expense, respectively, for the year ended December 31, 2003.

As of December 31, 2003, the Company is named as the defendant in legal actions which were brought against the Company by AVS Corporation in Canada and Mahmood Saleh Abbar Co. in Saudi Arabia. In addition, the Company is named as the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The aggregate amounts of domestic claims as the defendant and the plaintiff amounted to approximately ₩2,931 million in thirteen cases and ₩618 million in three cases, respectively, as of December 31, 2003. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company. Accordingly, no provision for potential losses arising from these claims is reflected in the accompanying non-consolidated financial statements.

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices, including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management's assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management's current assessment.

18. Capital Stock

Capital stock as of December 31, 2003 is as follows:

	Number of shares issued	Par value per share	Millions of Won
Common stock	139,606,263	₩ 5,000	₩ 698,031
Preferred stock (*)	17,185,992	5,000	85,930
	156,792,255		₩ 783,961

As of December 31, 2003 and 2002, the number of shares authorized is 600,000,000 shares.

(*) The preferred shareholders have no voting rights and are entitled to non-participating and non-cumulative preferred dividends at a rate of one percentage point over those for common stock. This preferred dividend rate is not applicable to stock dividends.

19. Capital Surplus

As a result of the spin-off, on April 1, 2002, ₩1,876,153 million was recorded as capital surplus representing the difference between net assets transferred from LG Electronics Investment Ltd. of ₩2,815,707 million and capital stock of ₩783,961 million and capital adjustments transferred from LG Electronics Investment Ltd. of ₩155,593 million.

As a result of the issuance of foreign currency convertible bonds on August 11, 2003, a premium for conversion rights amounting to ₩15,833 million was recorded as a capital surplus representing the difference between the issuance price of convertible bonds and the present value of bonds under identical conditions without conversion rights.

20. Retained Earnings

Retained earnings as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003	2002
Legal reserve	₩ 15,743	₩ -
Other reserves		
Reserve for improvement of financial structure	27,771	-
Reserve for research and manpower development	76,590	-
	104,361	-
Unappropriated retained earnings to be carried forward to the subsequent period	645,993	277,716
	₩ 766,097	₩ 277,716

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company's shareholders.

In accordance with the regulations regarding securities' issuance and disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 10% of its annual income plus at least 50% of the net gain from the disposal of property, plant and equipment after deducting related taxes, until shareholders' equity equals 30% of total assets. This reserve is not available for the payment of dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company's shareholders.

Pursuant to the Special Tax Treatment Control Law, the Company is allowed to appropriate retained earnings as a reserve for research and manpower development. This reserve is not available for the payment of dividends until used for the specified purposes or reversed.

21. Capital Adjustments

Capital adjustments as of December 31, 2003 and 2002 comprise the following:

(in millions of Won)	2003	2002
Treasury stock	₩ (8,977)	₩ (11,850)
Gain on valuation of equity method investment securities	163,609	98,456
Loss on valuation of available-for-sale securities	(92,012)	(19,218)
Loss from disposal of treasury stock	(62)	(166)
	₩ 62,558	₩ 67,222

The Company retains treasury stock consisting of 194,953 shares of common stock and 4,678 shares of preferred stock as of December 31, 2003, and 215,973 shares of common stock and 4,678 shares of preferred stock as of December 31, 2002. The Company intends to grant the treasury stock to employees and directors as compensation or to sell these in the future.

22. Income Taxes

Income tax expense for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 are as follows:

(in millions of Won)	2003	2002
Current income taxes	₩ 185,718	₩ 168,624
Deferred income taxes	(11,742)	(47,227)
	₩ 173,976	₩ 121,397

The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company:

(in millions of Won)	2003	2002
Income before taxes	₩ 836,800	₩ 399,113
Statutory tax rate	29.70%	29.70%
Expected taxes at statutory rate	248,516	118,537
Permanent differences	9,595	9,676
Tax credits	(74,441)	(8,232)
Effect of change in tax rate	15,429	-
Others	(25,123)	1,416
Actual taxes	₩ 173,976	₩ 121,397
Effective tax rate	20.79%	30.41%

The reconciliation from income before income taxes to taxable income for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 are as follows:

(in millions of Won)	2003	2002
Income before income taxes	₩ 836,800	₩ 399,113
Temporary differences:		
Allowance for doubtful accounts	(80,514)	30,937
Reserve for research and manpower development	-	80,250
Amortization of intangible assets	53,122	49,725
Gain on valuation of securities using the equity method, net	(448,201)	(26,666)
Depreciation	29,483	-
Accrued income	(32,790)	(24,115)
Deferred income tax for investment securities	302,506	-
Others	58,664	49,119
	719,070	558,363
Permanent differences	32,307	32,580
Taxable income	₩ 751,377	₩ 590,943

The income tax effect of temporary differences comprising the deferred income tax assets as of December 31, 2003 and 2002 are as follows:

(in millions of Won)	2003	2002
Depreciation	₩ 1,499	₩ 462
Allowance for doubtful accounts	37,829	61,771
Reserve for research and manpower development	-	(62,489)
Deferred income tax for investment securities	-	(89,815)
Product warranty	23,095	23,522
Amortization of intangible assets	(21,470)	(38,055)
Loss on valuation of securities using the equity method, net	169,227	318,492
Others	39,548	24,017
Deferred income tax assets	₩ 249,728	₩ 237,905

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated net realizable value.

The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2003 and 2002, and was amended to 27.5% effective for fiscal years beginning January 1, 2005, in accordance with the Corporate Income Tax Law enacted in December 2003. Deferred income tax assets were computed by applying the present tax rate of 29.7% for the temporary differences expected to be realized by 2004, and by applying the amended tax rate of 27.5% for the temporary differences expected to be realized in fiscal years beginning January 1, 2005 and thereafter.

23. Earnings Per Share

Basic earnings per share is computed by dividing net income allocated to common stock by the weighted-average number of common shares outstanding during the period. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 are calculated as follows:

(in Korean Won)	2003	2002
Net income as reported on the statement of income	₩ 662,824,222,611	₩ 277,716,219,383
Less: Preferred stock dividends (Note 24)	(22,335,708,200)	(18,040,379,700)
Additional income available for dividends allocated to preferred stock	(51,154,053,170)	(13,199,480,276)
Net income allocated to common stock	589,334,461,241	246,476,359,407
Weighted-average number of common shares outstanding	139,357,190	139,414,824
Basic earnings per share	₩ 4,229	₩ 1,768

Basic ordinary income per share for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 are the same as basic earnings per share for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002, respectively, because there were no extraordinary gains or losses.

Diluted earnings per share is computed by dividing diluted net income, which is adjusted by adding back the after-tax amount of interest expense on any convertible debt and dividends on any convertible preferred stock, by the weighted-average number of common shares and diluted securities outstanding during the period. Diluted ordinary income per share is computed by dividing diluted ordinary income allocated to common stock, which is diluted net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares and diluted securities outstanding during the period.

Diluted earnings per share for the year ended December 31, 2003 is calculated as follows:

(in Korean Won)		**2003**
Net income allocated to common stock	₩	589,334,461,241
Add: Interest expense on convertible bonds, net of tax (*)		2,128,886,613
		591,463,347,854
Weighted-average number of common shares and diluted securities outstanding		141,272,019
Diluted earnings per share and ordinary income per share	₩	4,187

(*) This is computed based on the effective tax rate of 20.79% (Note 22).

Diluted ordinary income per share for the year ended December 31, 2003 is the same as diluted earnings per share, because there were no extraordinary gains or losses.

The diluted securities outstanding as of December 31, 2003 are as follows:

Diluted security	Face value	Conversion period	Number of shares of common stock to be issued	Conversion price
Foreign currency denominated convertible bonds, issued in 2003	₩339,796 million (US$287.5 million)	September 12, 2003 through July 28, 2006	4,887,500 shares	₩68,900 per share

24. Dividends

Details of dividends declared for the year ended December 31, 2003 and for the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 are as follows:

	2003		2002	
(in Korean Won)	Dividend ratio (%)	Dividend amount	Dividend ratio (%)	Dividend amount
Common stock	25.0%	₩ 174,264,137,500	20.0%	₩ 139,390,290,000
Preferred stock	26.0%	22,335,708,200	21.0%	18,040,379,700
		₩ 196,599,845,700		₩ 157,430,669,700

The Company's dividend payout ratio for the year ended December 31, 2003 and for the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 is computed as follows:

(in Korean Won)	**2003**	**2002**
Total dividends (A)	₩ 196,599,845,700	₩ 157,430,669,700
Net income (B)	662,824,222,611	277,716,219,383
Dividend payout ratio ((A)/(B))	29.66%	56.69%

The Company's dividend yield ratio for the year ended December 31, 2003 and for the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 is computed as follows:

	2003		**2002**	
(in Korean Won)	**Common stock**	**Preferred stock**	**Common stock**	**Preferred stock**
Dividend per share (A)	₩ 1,250	₩ 1,300	₩ 1,000	₩ 1,050
Market price as of balance sheet date (B)	58,600	25,950	41,300	18,800
Dividend yield ratio ((A)/(B))	2.13%	5.01%	2.42%	5.59%

25. Transactions with Related Parties

Significant transactions entered into in the ordinary course of business with related parties for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002, and the related account balances outstanding as of December 31, 2003 and 2002, are summarized as follows:

(in millions of Won)	Sales	Purchases	Receivables	Payables
LG Telecom, Ltd.	₩ 483,065	₩ 20,342	₩ 141,867	₩ 8,671
LG Chem, Ltd.	12,650	236,374	3,303	23,190
Hi Plaza Inc.	808,310	59,720	4,449	3,955
LG IBM PC Co., Ltd.	206,418	124,415	29,471	7,300
LG MRO	692	227,412	31,686	18,242
Hitachi-LG Data Storage Inc. (HLDS)	965,307	49,906	56,093	1,402
LG Electronics Australia PTY, Ltd. (LGEAP)	386,827	8,169	286	346
PT LG Electronics Display Devices Indonesia (LGEDI)	287,307	5,969	39,364	721
LG Electronics Huizhou Inc. (LGEHZ)	640,716	4,205	524	14,264
LG Electronics Italy S.P.A. (LGEIS)	176,982	27,317	173	2,417
LG Electronics Service Europe Netherlands B.V. (LGESE)	901,192	19,820	12,516	6,296
LG Electronics U.S.A. Inc. (LGEUS)	674,007	68,696	30	4,860
Zenith Electronics Corporation (Zenith)	186,566	10,234	969	4,164
LG Infocomm U.S.A. Inc. (LGICUS)	2,312,072	3,985	2,271	839
LG International Corp.	122,761	43,436	33,382	1,223
LG.Philips LCD Co., Ltd.	77,544	540,534	23,903	57,980
Others	4,348,304	1,228,869	204,120	163,675
2003	₩12,590,720	₩ 2,679,403	₩ 584,407	₩ 319,545
2002	₩ 7,360,895	₩ 2,120,313	₩ 990,556	₩ 819,649

26. Segment Information

The Company has organized three reportable business divisions: Digital Display & Media division, Digital Appliance division and Telecommunication Equipment & Handset division. In addition, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business division.

The main products that each business division manufactures and sells are as follows:

Digital Display & Media division:	VCR, CD-ROM, audio, TV and PDP
Digital Appliance division:	Refrigerator, washing machine, air conditioner, microwave oven and vacuum cleaner
Telecommunication Equipment & Handset division:	CDMA handset, GSM handset, wireless telephone, WLL handset, mobile telecommunication, transmitter, switchboard, keyphone system and PC

Financial data by business division as of and for the year ended December 31, 2003 are as follows:

		Business Division			
(in millions of Won)	Total	Digital Display & Media	Digital Appliance	Telecommunication Equipment & Handset (*1)	Supporting Division
Sales					
External sales	₩ 20,176,910	₩ 6,885,305	₩ 5,648,794	₩ 7,463,418	₩ 179,393
Inter-division sales	281,742	107,668	15,706	33,251	125,117
	20,458,652	6,992,973	5,664,500	7,496,669	304,510
Operating income (loss)	1,062,193	397,482	496,743	285,711	(117,743)
Fixed assets					
Property, plant and equipment	3,122,720	929,461	881,809	512,034	799,416
Intangible assets	836,301	47,124	14,240	366,316	408,621
	3,959,021	976,585	896,049	878,350	1,208,037
Depreciation and amortization	₩ 617,894	₩ 167,677	₩ 120,660	₩ 160,139	₩ 169,418

(*1) As of January 1, 2003, the Company reorganized its business structure and transferred the PC business from the Digital Display & Media division to the Telecommunication Equipment & Handset division.

Financial data by business division as of and for the nine-month period ended December 31, 2002 are as follows:

		Business Division			
(in millions of Won)	Total	Digital Display & Media	Digital Appliance	Telecommunication Equipment & Handset	Supporting Division
Sales					
External sales	₩ 13,905,098	₩ 5,931,025	₩ 4,356,961	₩ 3,481,795	₩ 135,317
Inter-division sales	175,236	61,254	16,917	34,371	62,694
	14,080,334	5,992,279	4,373,878	3,516,166	198,011
Operating income (loss)	661,673	141,082	385,164	208,496	(73,069)
Fixed assets					
Property, plant and equipment	2,893,372	827,438	849,042	440,594	776,298
Intangible assets	972,467	71,449	13,343	413,443	474,232
	3,865,839	898,887	862,385	854,037	1,250,530
Depreciation and amortization	₩ 447,809	₩ 130,949	₩ 87,791	₩ 118,707	₩ 110,362

Financial data by geographic area for the year ended December 31, 2003 are as follows:

(in millions of Won)	Total	Domestic	North America	Europe	Central & South America	Central Asia	Asia	Oceania	Others
Sales									
External sales	₩20,176,910	₩4,793,702	₩5,760,389	₩1,787,823	₩413,315	₩942,978	₩4,894,076	₩460,057	₩1,124,570
Ratio (%)	100%	24%	28%	9%	2%	5%	24%	2%	6%
Inter-division sales	281,742	281,742	-	-	-	-	-	-	-
	₩20,458,652	₩5,075,444	₩5,760,389	₩1,787,823	₩413,315	₩942,978	₩4,894,076	₩460,057	₩1,124,570

Financial data by geographic area for the nine-month period ended December 31, 2002 are as follows:

(in millions of Won)	Total	Domestic	North America	Europe	Central & South America	Central Asia	Asia	Oceania	Others
Sales									
External sales	₩13,905,098	₩5,054,623	₩3,146,157	₩1,361,473	₩257,346	₩552,951	₩3,102,253	₩254,874	₩175,421
Ratio (%)	100%	36%	23%	10%	2%	4%	22%	2%	1%
Inter-division sales	175,236	175,236	-	-	-	-	-	-	-
	₩14,080,334	₩5,229,859	₩3,146,157	₩1,361,473	₩257,346	₩552,951	₩3,102,253	₩254,874	₩175,421

27. Value Added Information

Details of accounts included in the computation of value added for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 are as follows:

	2003			2002		
(in millions of Won)	Selling and administrative expenses	Manufacturing costs	Total	Selling and administrative expenses	Manufacturing costs	Total
Salaries	₩ 490,534	₩ 590,443	₩ 1,080,977	₩ 197,477	₩ 441,879	₩ 639,356
Depreciation and amortization	293,181	324,713	617,894	204,759	243,050	447,809
Welfare expenses	82,149	123,289	205,438	32,274	79,579	111,853
Severance benefits	57,248	78,502	135,750	32,587	53,456	86,043
Rental charges	44,770	13,946	58,716	24,907	8,500	33,407
Taxes and dues	9,449	8,376	17,825	4,188	5,380	9,568
	₩ 977,331	₩ 1,139,269	₩ 2,116,600	₩ 496,192	₩ 831,844	₩ 1,328,036

28. Environmental Investment

As of December 31, 2003 and 2002, the Company's environmental investments, pursuant to environmental laws and the Company's environmental policies, amounted to ₩22,427 million and ₩13,669 million, respectively.

29. Employee Welfare and Social Contribution

The Company's investments for employee welfare for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 amounted to ₩214,955 million and ₩147,620 million, respectively.

The Company's social contributions for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 amounted to ₩8,271 million and ₩5,731 million, respectively.

30. Spin-Off

Upon a resolution of the Board of Directors on November 15, 2001 and a resolution of the shareholders on December 28, 2001, the Company was spun off from LG Electronics Investment Ltd. on April 1, 2002. On April 2, 2002, the Company completed the registration process required for new companies, in accordance with the Commercial Code of the Republic of Korea. In addition, on March 1, 2003, LG Electronics Investment Ltd. was legally merged into LG Chem Investment Ltd. (LGCI), which changed its name into LG Corp. after the merger.

In accordance with the provisions in the Commercial Code Article No. 530-2, LG Electronics Investment Ltd. established the Company to engage in the electronics and information and communications businesses.

The Company issued shares within the amount of net assets, which is the difference between the transferred assets and liabilities, and the shares were distributed to the shareholders of LG Electronics Investment Ltd. in proportion to their shares.

Accrued severance liabilities for employees working for the Company were transferred effective April 1, 2002.

The Company and LG Corp. jointly and severally hold a guarantee for the obligations before the spin-off.

Condensed financial information as of April 1, 2002 of the two companies after the spin-off is as follows:

		Post spin-off	
(in millions of Won)	**Prior to spin-off**	**LG Electronics Investment Ltd.**	**LG Electronics Inc.**
Assets	₩ 11,982,532	₩ 2,972,213	₩ 9,443,488
Liabilities	7,514,855	887,074	6,627,781
Equity	4,467,677	2,085,139	2,815,707

Depositary receipts (4,383,591 shares of non-voting preferred stock) which were transferred to the Company upon the spin-off were listed on the London Exchange in September 2002.

31. Operating Results for the Final Interim Period

Significant operating results for the three-month periods ended December 31, 2003 and 2002 are as follows:

(in millions of Won, except per share amounts)	2003	2002
Sales	₩ 5,417,450	₩ 4,608,973
Cost of sales	4,144,519	3,684,159
Operating income	197,694	42,202
Net loss for the period	(17,206)	(179,096)
Basic loss per share *(in Korean Won)*	(164)	(1,328)
Diluted loss per share *(in Korean Won)*	(153)	(1,328)

32. Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the year ended December 31, 2003 and the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002 are as follows:

(in millions of Won)	2003	2002
Transfer to building, machinery and others from construction in-progress	₩ 102,259	₩ 47,475
Transfer to machinery and equipment from machinery in-transit	108,299	72,478
Changes in retained earnings arising from deducting organization costs	3,271	-
Reclassification of current maturities of debentures	985,112	587,599
Reclassification of current maturities of long-term debt	4,468	9,639
Provision for severance benefits accounted for as intangible assets	-	1,063
Depreciation accounted for as intangible assets	-	4,009
Changes in capital adjustments arising from the equity method of accounting for investments	7,641	63,922

33. Subsequent Event

Upon a resolution of the Board of Directors in February 2004, the Company is scheduled to acquire commercial papers (having a face value of ₩100,000 million at an annual interest rate of 7.5%, and maturing at the end of three months from the issuance date) of LG Card Co., Ltd., as part of the fulfillment of LG Card Co., Ltd.'s business normalization agreement with the creditor financial institutions.

34. Reclassification of Prior Year Financial Statement Presentation

Certain amounts in the non-consolidated financial statements as of December 31, 2002 and for the nine-month period from April 1, 2002 (spin-off date) to December 31, 2002, presented herein for comparative purposes, have been reclassified to conform to the non-consolidated financial statements presentation as of and for the year ended December 31, 2003. These reclassifications had no effect on previously reported net income or shareholders' equity.

Filing No. : 82-3857

LG Electronics

May, 2004

U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

May 3, 2004

* Filing No. : 82-3857

Dear Filing Desk Officer,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed documents covering from September, 2003 to the date that LG Electronics Inc. (formerly Goldstar Co., Ltd.) is required to make public, file with the U.S. Securities and Exchange Commission.

Further, we will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,

K.O. Kim
Senior Manager
International Finance Group

CONTENTS

I. The Company's Issuance of Bonds

LG Electronics Inc.
Documents Released by LG Electronics Inc.
Since September, 2003 and
Furnished to the SEC Under Rule 12g3-2(b)

Report to KFSC

Registration statements/ Prospectus for the Company's issue of the following securities by Public Offering

Issuance of non- guaranteed Convertible Bond in the amount of USD 287.5 Million	Amount :	USD 287.5 million
	Issue Date :	August 11, 2003
	Maturity Date :	August 11, 2006, however there is an investor put at 100% of par 18 months after issue and an issuer call after 2 years after issue if the share price is above 115% of the conversion price for 20 continuous trading days
	Convertible into:	Common Shares or GDS of the Company
	Issue Price:	100% of par
	Denomination:	US$1,000 per bond
	Coupon Rate :	0.00%
	Yield to Maturity:	0.00%
	Conversion Premium:	30%
	Conversion Price:	KRW 68,900
	Conversion Ratio:	Appx. 17.11 shares per bond
Issuance of non-guaranteed FRN in the amount of USD 70 Million	Amount :	USD 70 million
	Issue Date :	August 26, 2003
	Maturity Date :	August 26, 2004 ($39 million) and August 26, 2006 ($31 million)
	Coupon Rate :	6M Libor + 0.70% ($39 million maturing in 2004) and 6M Libor + 1.25% ($31 million maturing in 2006)

Report on the Company's issuance of the following debentures by private placement

None

II. Public Announcements

Report to KSE

Direct public announcement &
Report of the contents of
direct public announcement

October 2003 Performance	21 Nov 2003
Asset Impairment	18 Dec 2003
Performance of Nov. 2003	29 Dec 2003
4Q 2003 Results Report	12 Feb 2004
Notice of AGM	27 Feb 2004
Treasury Stock Share Repurchase	27 Feb 2004
Result of AGM	25 Mar 2004
1st Quarter Results	23 Apr 2004
Disposal of Treasury Stocks	23 Apr 2004

Company LG Electronics Incorporated
TIDM LGLD
Headline October 2003 Peformance
Released 08:22 21 Nov 2003
Number 3349S

Summary of October 2003 Performance

(in Billion Korean Won, Thousand Unit)

	Revenue	YoY	MoM
Total	1,913	38.7%	9.7%
Appliances	488	25.3%	11.6%
Display & Media	653	25.7%	6.0%
Telecom Equipment & Handsets	757	63.0%	12.2%
Handsets (Quantity)	3,035	89.6%	20.2%

* like for like comparison

Appliance

- Weak domestic sales were caused by the sluggish domestic market
- Exports increased by approximately 60% due mainly to washing machines, refrigerators, and vacuum cleaners.

Display & Media

- Month-on-month, PDP sales went up 40% thanks to the smooth ramping up of 2nd Line.
- Strong DTV exports overcame slow domestic sales.
- LCD Monitor sales increased in anticipation of the Christmas season

Handsets

- Monthly sales units exceeded 3 million for the very first time.
- North America CDMA sales continued to increase.
- GSM sales expanded among Europe and North America operators.

END

Company	LG Electronics Incorporated
TIDM	LGLD
Headline	Asset Impairment
Released	07:00 18 Dec 2003
Number	4081T

Asset Impairment of LG.Philips Displays

❑ LPD set a business plan to reach BEP on a net profit level this year, but the goal is not likely to be achieved due to rapid diffusion rate of LCD monitors. Such demand weakness of the CRT market led to deciding additional business rationalization.

❑ As a result, LG.Philips Displays (LPD) has decided to reflect an additional non-cash asset impairment of about US$640 mn during Q4 '03 as part of its restructuring effort to regain global competitiveness in the CRT business. These costs are booked as impairment of fixed assets including the CPT plant in Germany and the glass factory in England.

❑ Due to LGE's 50% stake in LG Philips Display, LGE plans to reflect additional equity method loss of about 380 bn won, equivalent to 50% of the asset impairment in Q4'03 results.

END

Company	LG Electronics Incorporated
TIDM	LGLD
Headline	Performance of Nov. 2003
Released	07:00 29 Dec 2003
Number	6822T

II. Summary of November 2003 Performance

(in Billion Korean Won, Thousand Unit)

	Revenue	YoY	MoM
Total	1,868	29.5%	-2.4%
Appliance	413	4.1%	-15.3%
Display & Media	662	19.7%	1.3%
Telecom Equipment & Handset	800	64.0%	5.7%
Handset (Shipments)	3,232	101.6%	6.5%

* like for like comparison

Appliance

- Domestic sales decreased due to seasonality slow period.
- Export sales decreased MoM as Christmas shipments were completed in Oct, but continued to grow YoY.

Display & Media.

- TV sales grew 16% YoY driven by strong DTV exports.
- PDP sales grew 14% MoM thanks to increasing production from the 2nd line.

Handset

- Growth continued with shipments reached 3.23M units.
- CDMA sales in North America strong and shipments to India increased.
- GSM sales to Europe and North America markets growing.

END

Company	LG Electronics Incorporated
TIDM	LGLD
Headline	4Q 2003 Results Report
Released	09:04 12 Feb 2004
Number	3190V

4Q 2003 Results Report

(Billions of KRW)

	2003 4Q	2003 3Q	2002 4Q
Sales	5,417	4,916	4,609
Gross Profit	1,273	1,121	925
Operating Income	198	185	42
Ordinary Income	-58	322	-260
Net Income	-17	224	-179

Outlook for 2004:

- We expect sales in 2004 will grow by 7~9% to 21.6~22 trillions KRW*, driven by strong sales in handset and PDP

** These fourth quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website: www.lge.com*

END

Company	LG Electronics Incorporated
TIDM	LGLD
Headline	Notice of AGM
Released	07:19 27 Feb 2004
Number	9018V

2nd Annual General Meeting of Shareholders

In accordance with Articles of Incorporation, we would like to inform you that the 2nd Annual General Meeting of Shareholders of LG Electronics Inc. shall be held as set forth below:

1. 1. Date & Time : 9:00 a.m., Friday, March 12, 2004
2. 2. Place : Underground Auditorium, East Tower,
   LG Twin Towers
   20, Youido-dong, Youngdungpo-gu, Seoul
3. 3. Purpose of Meeting :
   1) 1) Items to be Reported : Auditors' Report, Business Results and transactions with major shareholder
   2) 2) Agenda to be Approved :
      1st Item : Approval of proposed FY2003 Financial Statements
      - Expected cash dividend per share :
        KRW 1,250 for a common share,
        KRW 1,300 for a preferred share
      2nd Item : Amendment to Articles of Incorporation
      3rd Item : Election of Directors
      4th Item : Election of Audit Committee Members
      5th Item : Approval of Payroll Limit for Directors
      6th Item : Approval of Rules on Payment of Severance Benefits for Executives

END

Company	LG Electronics Incorporated
TIDM	LGLD
Headline	Treasury Stock
Released	07:14 27 Feb 2004
Number	9017V

Share Repurchase

1. Purpose of share repurchase
   : Incentive for staff

2. Shares repurchased
   : 250,000 common shares

3. Method of purchase
   : Acquisition in securities market through securities brokerage firms

4. Repurchase value
   : KRW 16,267,175,000

5. Treasury stock before repurchase
   : 193,210 common shares

6. Repurchase period
   : Jan 09 ~ Feb 12, 2004

END

Company	LG Electronics Incorporated
TIDM	LGLD
Headline	Result of AGM
Released	07:00 25 Mar 2004
Number	9161W

Re: LG Electronics Second General Meeting Voting Results

We are pleased to announce the successful completion of LG Electronics Inc's second annual general meeting of shareholders on March 12, 2004. Please refer to following details on the outcome of shareholder voting on the resolutions raised in the meeting.

Shareholder Representation

– Total number of shareholders:	96,531
– Shareholders represented at General Meeting:	323
– Number of Shares with voting rights:	139,411,294
– Shares represented at General Meeting:	104,946,029 (75.3%)

Voting Results by Agenda Item

– Item 1: FY2003 Financial Statements

Detail:	Total Assets	11,277 billion KRW
	Total Liabilities	7,773 billion KRW
	Paid-in Capital	784 billion KRW
	Total Equity	3,505 billion KRW
	Sales	20,176 billion KRW
	Ordinary Profit	837 billion KRW
	Net Income	663 billion KRW
	Earnings per Share	4,227 KRW
	Total Dividends	197 billion KRW
Result:	Approved	

– Item 2: Amend Articles of Incorporation

Detail: Amend Articles 10, 11, 12, 13, 14, 30, 45

Result: Approved

– Item 3: Election of Directors

Detail: Appoint three new independent directors: Jin Nyeom; Kim, Il-Seop; and Hong, Seong-Won

Board of Directors (After Appointment of Proposed Directors)

Standing Directors:	Kim, Ssang Su
	Kwon, Young Soo
Non-standing Directors:	Kang, Yu Sik
Independent Directors:	Kang, Seuk-Jin

Jin, Nyeom
Kim, Il-Seop
Hong, Seong-won

Total: 7 Directors

Result: Approved

- Item 4: Elect three Audit Committee members

  Detail: Appointment of three new audit committee members: Kang, Seuk-Jin; Jin, Nyeom; and Kim, Il-Seop

  Result: Approved

- Item 5: Payroll limit for directors

  Detail: 4.5 billion KRW

  Result: Approved

- Item 6: Rules on payment of severance benefits for executives

Result: Approved

END

Company	LG Electronics Incorporated
TIDM	LGLD
Headline	1st Quarter Results
Released	10:44 23 Apr 2004
Number	9359X

1Q 2004 Results Report

(Billions of KRW)

	2004 1Q	2003 4Q	2003 1Q
Sales	5,996	5,417	5,171
Gross Profit	1,423	1,273	1,263
Operating Income	407	198	417
Ordinary Income	732	-58	198
Net Income	585	-17	189

Outlook for 2Q 2004

- We expect sales in 2Q 2004 will grow 3~8% QoQ to 6.2~6.5 trillions of KRW on the back of strong export and handset sales.

Mid-term target of handset business

- Year 2004 : 40 million shipment (Global M/S 7%)
- Year 2007 : 100 million shipment (Global M/S 14%)

* *These first quarter results have not been audited by the Company's external auditor and are thus subject to change during review by the auditor. Please see other notes and disclaimers at our website: www.lge.com*

END

Company	LG Electronics Incorporated
TIDM	LGLD
Headline	Disposal of Treasury Stocks
Released	10:47 23 Apr 2004
Number	9368X

Disposal of Treasury Stocks

1. Purpose of disposal : Incentive for Executives
2. Details of disposed shares
   : 151,720 common shares (0.11% of outstanding common shares)
3. Method of disposal : Disposal outside the security market
4. Expected disposal price : KRW 74,600
   * Market price on the day of April 14, 2004
5. Expected amount from disposal : KRW 11,318,312,000
6. Disposal date : April 16, 2004
8. Treasury stock holdings before disposal
   : 443,210 common shares (0.32% of outstanding common shares)
9. Treasury stock holdings after disposal
   : 291,490 common shares (0.21% of outstanding common shares)
10. Date of board resolution : March 30, 2004
   * Independent directors/auditors present

END

Ⅲ. Audit Report for 2002

- Please find enclosed. -